Exhibit 99.1

ECI TELECOM LTD.

Petah Tikva, Israel July 26, 2007

To the Shareholders of ECI Telecom Ltd.:

        You are cordially invited to attend the Extraordinary General Meeting of Shareholders of ECI Telecom Ltd. (“ECI” or “we”) to be held at 12:00 p.m. (Israel time) on Wednesday, August 29, 2007, at the executive offices of ECI at 30 Hasivim Street, Petah Tikva, Israel (the “Meeting”).

        At the Meeting, you will be asked to consider and vote upon (i) a proposal to approve the Agreement and Plan of Merger, dated as of July 1, 2007 (the “Merger Agreement”), by and among Epsilon 1 Ltd., an Israeli company (the “Purchaser”), Epsilon 3 Ltd., an Israeli company and a wholly owned indirect subsidiary of the Purchaser (“Merger Sub”), and ECI, under which Merger Sub will be merged with and into ECI, with ECI continuing as the surviving company (the “Merger”), the Merger and the other transactions contemplated by the Merger Agreement (the “Merger Proposal”) and (ii) a proposal to approve a special bonus in the amount of US$1,050,000 to Shlomo Dovrat, our outgoing Chairman of the Board, or to an entity designated by him (the “Bonus Proposal”). If the Merger Proposal is approved and the Merger is subsequently consummated, each ordinary share, nominal value NIS 0.12 per share, of ECI (the “ECI Shares”) issued and outstanding as of the effective date of the Merger, other than ECI Shares then held by ECI, its subsidiaries, the Purchaser or Merger Sub, will be converted automatically into the right to receive US$10.00 in cash, without interest and less any applicable withholding tax. Merger Sub has been organized by the Purchaser for the purpose of effecting the Merger. The Purchaser is an entity controlled by a consortium consisting of affiliates of Swarth Group Inc., an investment vehicle controlled by Shaul Shani, and certain funds that have appointed Ashmore Investment Management Limited as their investment manager (each, an “Investor” and collectively, the “Investors”). Mr. Shani has over 25 years of experience as an entrepreneur, officer, director and investor in the areas of information technology, telecommunications, semiconductors and finance. Based in London, Ashmore Investment Management Limited is a leading emerging markets investment manager, with an investment portfolio totaling US$31.6 billion (as of June 2007). As a result of the Merger, ECI will become a privately held company and a wholly owned indirect subsidiary of the Purchaser.

        ECI’s Board of Directors, acting upon the unanimous recommendation of the audit committee of ECI’s Board of Directors, has reviewed and considered the terms and conditions of the Merger Agreement, has determined that the Merger is in the best interests of ECI and its shareholders and that no reasonable concern exists that ECI, as the surviving company in the Merger, will be unable to fulfill its obligations to its creditors, and has approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement. The Merger Agreement is attached as Appendix A to the enclosed Proxy Statement and we urge you to read it carefully in its entirety. Our financial advisor, Goldman, Sachs & Co., rendered to our Board of Directors a written opinion, dated July 1, 2007, that, as of such date and based upon and subject to the factors and assumptions set forth therein, the US$10.00 per share in cash to be received by the holders of ECI Shares pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. Goldman, Sachs & Co.‘s written opinion is attached as Appendix B to the enclosed Proxy Statement and we urge you to read it carefully in its entirety.

        ECI’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE MERGER PROPOSAL AND THE BONUS PROPOSAL.

        Approval of the Merger Proposal requires the affirmative vote of the holders of 75% of the ECI Shares present (in person or by proxy) at the Meeting and voting on the Merger Proposal (not including abstentions and broker non-votes). Approval of the Bonus Proposal requires the affirmative vote of the holders of a simple majority of the ECI Shares (in person or by proxy) at the Meeting and voting on the Bonus Proposal (not including abstentions and broker non-votes). Record holders of outstanding ECI Shares as of July 23, 2007, the record date for holders of ECI Shares entitled to notice of and to vote at the Meeting, are entitled to one vote at the Meeting per ECI Share held. The ECI Shares constitute the only outstanding class of our shares.

        Certain of our shareholders have entered into voting agreements with the Purchaser under which those shareholders have agreed, among other things, to vote their ECI Shares (representing approximately 44% of the outstanding ECI Shares) at the Meeting in favor of the Merger Proposal. The form of voting agreement entered into by such shareholders is attached as Appendix C to the enclosed Proxy Statement and we urge you to read it carefully in its entirety.

        Enclosed with this letter you will find a formal Notice of Meeting and a related Proxy Statement. The enclosed Proxy Statement provides you with detailed information about the Meeting and the proposed Merger.

        YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF ECI SHARES YOU OWN. ACCORDINGLY, YOU ARE REQUESTED TO PROMPTLY COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT IN THE ENVELOPE PROVIDED, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING. THIS WILL NOT PREVENT YOU FROM VOTING YOUR SHARES IN PERSON IF YOU SUBSEQUENTLY CHOOSE TO ATTEND THE MEETING.

        Thank you for your cooperation.

Very truly yours, SHLOMO DOVRAT Chairman of the Board of Directors RAFI MAOR President and Chief Executive Officer

This proxy statement is dated July 26, 2007, and is being mailed to shareholders on or about July 27, 2007.

ECI TELECOM LTD.
30 Hasivim Street, Petah Tikva 49517, Israel
(Telephone: +972 3 926 6884; Fax: +972 3 926 6070)

NOTICE OF EXTRAORDINARY GENERAL MEETING OF
SHAREHOLDERS TO BE HELD ON AUGUST 29, 2007

Petah Tikva, Israel July 26, 2007

To the Shareholders of ECI Telecom Ltd.:

        NOTICE IS HEREBY GIVEN that a meeting of shareholders (the “Meeting”) of ECI Telecom Ltd. (“ECI” or “we”) will be held at the executive offices of ECI at the address specified above on Wednesday, August 29, 2007 at 12:00 p.m. (Israel time).

        The agenda of the meeting will be as follows:

1.	To approve the Agreement and Plan of Merger, dated as of July 1, 2007 (the “Merger Agreement”), by and among Epsilon 1 Ltd., an Israeli company (the “Purchaser”), Epsilon 3 Ltd., an Israeli company and a wholly owned indirect subsidiary of the Purchaser (“Merger Sub”), and ECI, and to approve the Merger (as defined below) and the other transactions contemplated by the Merger Agreement (the “Merger Proposal”). The Merger Agreement provides, among other things, that:

–	Merger Sub will merge with and into ECI, with ECI continuing as the surviving company (the “Merger”);

–	following the Merger, ECI will become a private company and a wholly owned indirect subsidiary of the Purchaser; and

–	each ordinary share, nominal value NIS 0.12 per share, of ECI (the “ECI Shares”) outstanding at the effective time of the Merger will automatically be converted into the right to receive US$10.00 in cash, without interest and less any applicable withholding tax, other than ECI Shares then held by ECI, its subsidiaries, the Purchaser or Merger Sub (which shall be cancelled, with no consideration delivered in exchange therefor).

2.	To approve a special bonus in the amount of US$1,050,000 to Shlomo Dovrat, our outgoing Chairman of the Board, or to an entity designated by him (the “Bonus Proposal”).

        The full text of the Merger Agreement is included as Appendix A to the enclosed Proxy Statement and is incorporated herein by reference. ECI’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” APPROVAL OF THE MERGER PROPOSAL AND THE BONUS PROPOSAL.

        Shareholders of record at the close of business on July 23, 2007 are entitled to notice of and to vote at the Meeting.

        IT IS IMPORTANT THAT YOUR ECI SHARES BE REPRESENTED AT THE MEETING. Whether or not you plan to attend in person, please complete, date, sign and return the enclosed proxy card in the enclosed envelope so as to be received not later than twenty-four (24) hours before the meeting. No postage is required if mailed in the United States. You may revoke your proxy in the manner described in the accompanying Proxy Statement at any time before the proxy has been voted at the Meeting. Your proxy, if properly executed, will be voted in the manner directed by you; if no direction is made, your proxy will be voted “FOR” the Merger Proposal and the Bonus Proposal.

        By signing and mailing the enclosed proxy card you confirm, unless you indicate otherwise on the proxy card, that you are not: (1) a person or entity holding, directly or indirectly, 25% or more of either the voting power or the right to appoint directors of Purchaser or Merger Sub; (2) a person or entity acting on behalf of Purchaser, Merger Sub or a person or entity described in clause (1); or (3) a family member of, or an entity controlled by Purchaser, Merger Sub or any of the foregoing.

        If your shares are held in “street name” (meaning held through a bank, broker or other nominee), you may either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the Meeting.

        Joint holders of our shares should take note that, pursuant to our Amended and Restated Articles of Association (referred to throughout this document as our “Articles of Association”), the vote of the senior of joint holders of any ECI Share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other holder(s) of the ECI Share, and for this purpose seniority will be determined by the order in which the names stand in the register of shareholders.

        Please do not send your certificates representing ECI Shares at this time. If the Merger Proposal is approved and the Merger is subsequently consummated, instructions for surrendering your certificates for the Merger consideration will be sent to you.

By order of the Board of Directors, SHLOMO DOVRAT Chairman of the Board of Directors RAFI MAOR President and Chief Executive Officer

Petah Tikva, Israel
July 26, 2007

IT IS IMPORTANT THAT THE ENCLOSED PROXY CARD BE COMPLETED AND RETURNED PROMPTLY

ECI TELECOM LTD.
30 Hasivim Street, Petah Tikva 49517, Israel
(Telephone: +972 3 926 6884; Fax: +972 3 926 6070)

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

INTRODUCTION

        We are furnishing this Proxy Statement to the shareholders of ECI Telecom Ltd., an Israeli company (“ECI” or “we”), in connection with the solicitation by our Board of Directors of proxies to be used at a meeting of shareholders (as it may be adjourned or postponed from time to time, the “Meeting”) to be held on Wednesday, August 29, 2007 at 12:00 p.m. (Israel time), at the offices of ECI at the above address.

        The agenda of the meeting will be as follows:

1.	To approve the Agreement and Plan of Merger, dated as of July 1, 2007 (the “Merger Agreement”), by and among Epsilon 1 Ltd., an Israeli company (the “Purchaser”), Epsilon 3 Ltd., an Israeli company and a wholly owned indirect subsidiary of the Purchaser (“Merger Sub”), and ECI, and to approve the Merger (as defined below) and the other transactions contemplated by the Merger Agreement (the “Merger Proposal”). The Merger Agreement provides, among other things, that:

–	Merger Sub will merge with and into ECI, with ECI continuing as the surviving company (the “Merger”);

–	following the Merger, ECI will become a private company and a wholly owned indirect subsidiary of the Purchaser; and

–	each ordinary share, nominal value NIS 0.12 per share, of ECI (the “ECI Shares”) outstanding at the effective time of the Merger will automatically be converted into the right to receive US$10.00 in cash, without interest and less any applicable withholding tax, other than ECI Shares then held by ECI, its subsidiaries, the Purchaser or Merger Sub (which shall be cancelled, with no consideration delivered in exchange therefor).

2.	To approve a special bonus in the amount of US$1,050,000 to Shlomo Dovrat, our outgoing Chairman of the Board, or to an entity designated by him (the “Bonus Proposal”).

        The full text of the Merger Agreement is included as Appendix A to this Proxy Statement and is incorporated herein by reference. ECI’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” APPROVAL OF THE MERGER PROPOSAL AND THE BONUS PROPOSAL.

Voting

        Only holders of record of ECI’s Ordinary Shares (the “ECI Shares”), nominal (par) value NIS 0.12 per share, at the close of business on the record date, July 23, 2007, are entitled to notice of, and to vote at, Meeting. We had 120,324,389 shares outstanding on the record date (excluding 15,947 treasury shares). Each ECI Share outstanding on the record date will entitle its holder to one vote upon each of the matters to be presented at the Meeting. A quorum must be present in order for the Meeting to be held. The presence in person or by proxy of at least two shareholders holding ECI Shares that are entitled to vote in the aggregate at least 33(1)/3% of the ECI Shares outstanding on the record date will constitute a quorum for the transaction of business at the Meeting. If within half an hour from the time established for the commencement of the Meeting a quorum is not present, the meeting shall stand adjourned to September 6, 2007, at the same time and place.

        Abstentions and broker non-votes are counted as shares present for determination of a quorum. For purposes of determining whether a matter is approved by the shareholders, abstentions and broker non-votes will not be treated as either votes “for” or “against” the matter.

        Approval of the Merger Proposal requires the affirmative vote of the holders of 75% of the ECI Shares present (in person or by proxy) at the Meeting and voting on the Merger Proposal (not including abstentions and broker non-votes). Approval of the Bonus Proposal requires the affirmative vote of the holders of a simple majority of the ECI Shares present (in person or by proxy) at the Meeting and voting on the Bonus Proposal (not including abstentions and broker non-votes).

Proxies

        Shareholders may elect to vote their shares once, either by attending the Meeting in person, or by a duly executed proxy as detailed below. If your shares are held in “street name” (meaning held through a bank, broker or other nominee), you may either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the Meeting.

        Proxies for use at the Meeting are being solicited by our Board of Directors. Proxies will be solicited by mail and are being mailed to shareholders on or about July 27, 2007. Certain of our officers, directors, employees and agents may solicit proxies by telephone, facsimile, electronic mail or other personal contact. However, such parties will not receive additional compensation therefor. We will bear the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy material, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to the beneficial owners of our shares. In addition, we have retained Innisfree M&A Incorporated (“Innisfree”) to assist in the solicitation. We will pay Innisfree approximately US$20,000 plus reasonable out-of-pocket expenses for their assistance. In addition, we will indemnify Innisfree against any losses arising out of that firm’s proxy soliciting services on our behalf.

        All ECI Shares represented by properly executed proxies received by us twenty-four (24) hours prior to the meeting will, unless such proxies have been previously revoked, be voted at the Meeting in accordance with the directions on the proxies. If no direction is indicated on the properly executed proxy, the shares will be voted in favor of each of the matters described above. A shareholder returning a proxy may revoke it at any time prior to commencement of the Meeting by communicating such revocation in writing to us or by executing and delivering a later-dated proxy. In addition, any person who has executed a proxy and is present at the Meeting may vote in person instead of by proxy, thereby canceling any proxy previously given, whether or not written revocation of such proxy has been given. Any written notice revoking a proxy should be sent to ECI Telecom Ltd., 30 Hasivim Street, Petah Tikva 49517, Israel, Attention: General Counsel.

Page

Market Price Information	79
Beneficial Ownership of ECI Shares	81
Independent Public Accountants	85
Where You Can Find More Information	85
Other Matters	86
Appendix A Agreement and Plan of Merger	A
Appendix B Fairness Opinion of Goldman, Sachs & Co.	B
Appendix C Form of Voting Undertaking Agreement	C

QUESTIONS AND ANSWERS ABOUT THE MERGER

        The following questions and answers are intended to address briefly some commonly asked questions regarding the Merger, the Merger Agreement and the Meeting. These questions and answers may not address all the questions that may be important to you as an ECI shareholder. Please refer to the “Summary” and more detailed information contained elsewhere in this Proxy Statement, the appendices to this Proxy Statement and the documents referred to or incorporated by reference in this Proxy Statement, which you should read carefully. See “Where You Can Find More Information” beginning on Page 85.

Q:	What is the proposed transaction?

A:	The proposed transaction is the acquisition of ECI by the Purchaser pursuant to the Merger Agreement. As a result of the Merger, ECI will become a private company and a wholly owned indirect subsidiary of the Purchaser.

Q:	What will I receive in the Merger?

A:	Upon completion of the Merger, you will be entitled to receive US$10.00 in cash, without interest, less any applicable withholding tax, for each of your ECI Shares issued and outstanding as of the effective time of the Merger. You will not own any shares in the surviving corporation.

Q:	When and where is the Meeting?

A:	The Meeting will be held on Wednesday, August 29, 2007, at 12:00 p.m. (Israel time), at ECI’s executive offices located at 30 Hasivim Street, Petah Tikva 49517, Israel.

Q:	What am I being asked to vote on?

A:	You are being asked to approve the Merger Proposal, which is a proposal to approve the Merger Agreement and to approve the Merger and the other transactions contemplated by the Merger Agreement. You are also being asked to approve the Bonus Proposal, which is a proposal to approve the payment of a bonus in the amount of US$1,050,000 to Shlomo Dovrat, our outgoing Chairman of the Board, or to an entity designated by him. We do not currently expect there to be any other matters on the agenda at the Meeting.

Q:	What vote is required for ECI's shareholders to approve the proposals?

A:	Approval of the Merger Proposal requires the affirmative vote of the holders of 75% of the ECI Shares present (in person or by proxy) at the Meeting and voting on the Merger Proposal (not including abstentions and broker non-votes). Approval of the Bonus Proposal requires the affirmative vote of the holders of a simple majority of the ECI Shares present (in person or by proxy) at the Meeting and voting on the Bonus Proposal (not including abstentions and broker non-votes).

However, if Purchaser, Merger Sub or any person or entity holding directly or indirectly 25% or more of either the voting rights or the right to appoint directors of Purchaser or Merger Sub (any such person or entity is described in this paragraph as a Purchaser Affiliate) holds shares in ECI, then there is an additional requirement for the approval, namely that a majority of the shares that are present and voting at the Meeting in person or by proxy (excluding Purchaser, Merger Sub, any Purchaser Affiliate, or anyone acting on their behalf, including their family members or entities under their control) shall not have voted against the merger. Therefore, by signing and mailing the enclosed proxy card you confirm, unless you indicate otherwise on the proxy card, that you are not: (1) a person or entity holding, directly or indirectly, 25% or more of either the voting power or the right to appoint directors of Purchaser or Merger Sub; (2) a person or entity acting on behalf of Purchaser, Merger Sub or a person or entity described in clause (1); or (3) a family member of, or an entity controlled by Purchaser, Merger Sub or any of the foregoing.

Q:	How does ECI’s Board of Directors recommend that I vote?

A:	ECI’s Board of Directors, acting upon the unanimous recommendation of the audit committee of the Board of Directors, has approved the Merger Agreement and approved the Merger and the other transactions contemplated by the Merger Agreement, and recommends that you vote “FOR” the Merger Proposal. ECI’s Board of Directors, acting upon the unanimous recommendation of each of the remuneration committee of the Board of Directors, the forum of independent directors of ECI and the audit committee of the Board of Directors, has approved the Bonus Proposal and recommends that you vote “FOR”the Bonus Proposal.

Q:	Why is my Board of Directors recommending that I vote for the Merger Proposal?

A:	Your Board of Directors has determined that the terms and provisions of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, are fair to and in the best interests of ECI and its shareholders. To review the background and our reasons for the Merger in greater detail, see the sections of this Proxy Statement entitled “The Merger–Background of the Merger” beginning on page 29 and “The Merger–Our Reasons for the Merger; Recommendation of the Audit Committee and our Board of Directors” beginning on page 32.

Q:	Why is my Board of Directors recommending that I vote for the Bonus Proposal?

A:	Your Board of Directors recommends the payment of a bonus in the amount of US$1,050,000 to Shlomo Dovrat, our outgoing Chairman of the Board, or to an entity designated by him, in appreciation of his outstanding contribution to ECI during his tenure. For more information, see the section of this Proxy Statement entitled “The Extraordinary General Meeting–Purposes of the Meeting; Proposed Resolutions” beginning on page 23.

Q:	If the Merger is completed, when can I expect to receive the Merger consideration for my shares? Should I send my stock certificates now?

A:	Promptly after the Merger is completed, a paying agent will send you a letter of transmittal with detailed instructions regarding the surrender of your certificates representing ECI Shares for the Merger consideration. You should not send your certificates representing ECI Shares to ECI or anyone else until you receive those instructions. The paying agent will send payment of the cash Merger consideration to you as promptly as practicable following its receipt of your certificates and other required documents, including a tax declaration form. If your shares are held in “street name” by your broker, bank or other nominee, you will receive instructions from your broker, bank or other nominee as to how to effect the surrender of your “street name” shares in exchange for the Merger consideration.

Q:	When will the Merger be completed?

A:	We are working to complete the Merger as quickly as possible. Several conditions must be satisfied or waived before the Merger is completed. See the section of this document titled “The Merger Agreement–Conditions to the Merger” for a summary description of these conditions. We expect to complete the Merger during the fall of calendar year 2007. Because the Merger is subject to governmental and regulatory approvals and other conditions, some of which are beyond ECI’s and the Purchaser’s control, the exact timing cannot be predicted.

Q:	What effects will the proposed Merger have on ECI?

A:	As a result of the proposed Merger, ECI will cease to be a publicly traded company and will be a private wholly owned indirect subsidiary of the Purchaser. You will no longer have any interest in our future earnings or growth. Following the consummation of the Merger, the registration of our ordinary shares and our reporting obligations with respect to our ordinary shares under the U.S. Securities Exchange Act of 1934, as amended, will be terminated upon application to the U.S. Securities and Exchange Commission. In addition, upon completion of the proposed Merger, our ordinary shares will no longer be listed on any stock exchange, including Nasdaq.

Q:	What happens if the Merger is not consummated?

A:	If the Merger Agreement is not approved by the shareholders of ECI or if the Merger is not completed for any other reason, shareholders will not receive any payment for their ECI Shares in connection with the Merger. Instead, ECI will remain an independent public company and the ECI shares will continue to be listed on Nasdaq. Under specified circumstances, ECI may be required to pay the Purchaser a termination fee or reimburse the Purchaser for its out-of-pocket expenses as described under the caption “The Merger Agreement–Termination Fees and Expenses.” In addition, if the Merger is not consummated because the Purchaser fails to obtain the required financing for the Merger, then the Purchaser will be required to pay us a termination fee. See “The Merger Agreement–Termination Fees and Expenses.”

Q:	What do I need to do now?

A:	This Proxy Statement contains important information regarding the Merger as well as information about ECI. It also contains important information regarding the factors considered by your Board of Directors in evaluating the Merger. We urge you to read this Proxy Statement carefully in its entirety. You should also complete the enclosed proxy card and return it in the enclosed envelope. You may also want to review the documents referenced under “Where You Can Find More Information” on page 85.

Q:	How do I vote?

A:	You should indicate on the enclosed proxy card how you want to vote, and date, sign and mail it in the enclosed envelope as soon as possible, so that your shares will be represented at the Meeting. The Meeting will take place on Wednesday, August 29, 2007 at 12:00 p.m. (Israel time), at the offices of ECI. Whether or not you submit a proxy, you may attend the Meeting and vote your shares in person.

Q:	What do I do if I want to change my vote?

A:	You may send a written notice of revocation, or send a later-dated, signed proxy card relating to the same shares, to ECI’s General Counsel so it is received prior to the Meeting. ECI Shares represented by properly executed proxies received by us twenty-four (24) hours prior to the Meeting will, unless such proxies have been previously revoked, be voted at the Meeting in accordance with the directions on the proxies. Alternatively, you may attend the Meeting and vote in person.

Q:	If my shares are held in "street name" by my broker, will my broker vote my shares for me?

A:	Your broker will vote your shares only if you provide instructions to your broker on how to vote. You should follow the procedures provided by your broker regarding the voting of your shares and be sure to provide your broker with instructions on how to vote your shares. If your shares are held in “street name,” you must contact your broker to change or revoke your voting instructions.

Q:	Who can vote at the Meeting?

A:	Only those holders of record of outstanding ECI Shares at the close of business (4:00 p.m. E.S.T.) on July 23, 2007, the record date, are entitled to notice of, and to vote at, the Meeting. As of the record date, 120,324,389 ECI Shares were outstanding (excluding 15,947 treasury shares).

Q:	What happens if I sell my shares before the Meeting?

A:	The record date for the Meeting is earlier than the Meeting and the date that the Merger is expected to be completed. If you transfer your ECI Shares after the record date but before the Meeting, you will retain your right to vote at the Meeting, but will have transferred the right to receive US$10.00 per ECI Share in cash to be received by our shareholders in the Merger. In order to receive the US$10.00 per ECI Share, you must hold your shares through the completion of the Merger.

Q:	Am I entitled to appraisal rights in connection with the Merger?

A:	No. Under Israeli law, holders of ECI Shares are not entitled to appraisal rights in connection with the Merger.

Q:	Who can help answer my questions?

A:	If you have additional questions about the Merger Agreement or the Merger, or would like additional copies of this document or the enclosed proxy card, you should contact Ms. Elana Holzman, at the executive offices of ECI located at 30 Hasivim Street, Petah Tikva 49517, Israel; telephone number: +972-3-926-6255; fax number: +972-3-684-4987. You may also contact Innisfree, our proxy solicitor, at (888) 750-5834 (toll-free from the U.S. and Canada) or (412) 232-3565 (from all other countries) (banks and brokerage firms call collect at (212) 750-5833 or +44 (0)20 7710 9960).

SUMMARY

        This summary highlights selected information from this Proxy Statement and may not contain all of the information that is important to you. To better understand the proposals upon which you are being asked to vote, you should read this entire Proxy Statement carefully, as well as the appendices attached to this Proxy Statement and the additional documents to which we refer you. See “Where You Can Find More Information” on page 85. Each item in this summary includes a page reference directing you to a more complete description of that topic. Throughout this Proxy Statement, all references to “ECI,” “we,” “us,” “our” or words of like import are to ECI Telecom Ltd. and its subsidiaries, and all references to “$” or to “US$” are to United States dollars.

The Parties to the Merger (Page 21)

        ECI was formed and registered in Israel on April 27, 1961 under the laws of the State of Israel as a company with limited liability. ECI became a publicly traded company in September 1982. ECI provides scalable broadband access, transport and data networking infrastructure platforms for optical and digital telecommunications networks. ECI designs, develops, manufactures, markets and supports telecommunications solutions for evolving services, including voice, data, video and multimedia, and for building next generation converged networks. ECI’s products are designed to create and manage bandwidth, maximize revenues for network operators, reduce operating expenses, expand capacity, improve performance and enable new revenue-generating services. ECI markets its products to wireline and wireless service providers, worldwide. As of June 30, 2007, ECI had a total workforce of 3,035 employees.

        Epsilon 1 Ltd. (the “Purchaser”) is an Israeli company. The Purchaser was formed for the purpose of effecting the Merger and the transactions related to the Merger. The Purchaser has not engaged in any business except activities incidental to its formation and in connection with the transactions contemplated by the Merger Agreement. The Purchaser is an entity controlled by affiliates of Swarth Group Inc., an investment vehicle controlled by Shaul Shani, and certain funds that have appointed as their investment manager Ashmore Investment Management Limited, a leading emerging markets investment manager (each, an “Investor” and collectively, the “Investors”). Mr. Shani has over 25 years of experience as an entrepreneur, officer, director and investor in the areas of information technology, telecommunications, semiconductors and finance. Based in London, Ashmore Investment Management Limited is a leading emerging markets investment manager, with an investment portfolio totaling in US$31.6 billion (as of June 2007).

        Epsilon 3 Ltd. (“Merger Sub”) is an Israeli company and a wholly owned indirect subsidiary of the Purchaser. Merger Sub was organized for the purpose of completing the Merger. Merger Sub has not engaged in any business except activities incidental to its formation and in connection with the transactions contemplated by the Merger Agreement. It does not have any material assets or liabilities.

The Merger (Page 55)

        The Merger Agreement provides that Merger Sub will merge with and into ECI (the “Merger”). ECI will be the surviving corporation in the Merger (the “Surviving Corporation”). In the Merger, each ordinary share of ECI, with a par value of NIS 0.12 per share (the “ECI Shares”) issued and outstanding as of the effective time of the Merger (other than ECI Shares then held by ECI, its subsidiaries, the Purchaser or Merger Sub, which will be canceled, with no consideration delivered in exchange therefor) will be converted into the right to receive US$10.00 in cash, without interest and less any applicable withholding tax, which we refer to in this proxy statement as the Merger consideration.

Effects of the Merger (Page 55 )

        If the Merger is completed, you will be entitled to receive US$10.00 in cash, without interest and less any applicable withholding taxes, for each ECI Share owned by you as of the effective time of the Merger. As a result of the Merger, ECI will become a private wholly owned indirect subsidiary of the Purchaser and will cease to be a publicly traded company. You will not own any shares of the Surviving Corporation.

Treatment of Options and Restricted Shares (Page 56)

        Under the terms of the Merger Agreement, each outstanding option that is unexercised as of the effective time of the Merger, whether or not vested, will be cancelled and converted into the right to receive a cash payment equal to the number of ECI Shares underlying the outstanding options multiplied by the amount (if any) by which US$10.00 exceeds the option exercise price, without interest and less any applicable withholding taxes. The vesting of all outstanding restricted shares will be accelerated and the holders thereof will be entitled to receive the Merger consideration.

        As of the effective time of the Merger, all options to purchase ECI Shares and all restricted shares shall no longer be outstanding and shall automatically cease to exist, and each holder of such options or restricted shares shall cease to have any rights with respect thereto, except the right to receive the consideration indicated in the preceding paragraph.

The Meeting (Page 23)

        Time and Place (Page 23)

        The Extraordinary General Meeting of ECI Shareholders (the “Meeting”) will be held at 12:00 p.m. (Israel time), on Wednesday, August 29, 2007, at the executive offices of ECI located at 30 Hasivim Street, Petah Tikva 49517, Israel.

        Purpose (Page 23)

        At the Meeting, ECI shareholders will be asked to approve (i) the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement (the “Merger Proposal”) and (ii) a special bonus in the amount of US$1,050,000 to Shlomo Dovrat, our outgoing Chairman of the Board, or to an entity designated by him (the “Bonus Proposal”).

        Record Date and Quorum Requirements (Page 24)

        You are entitled to vote at the Meeting if you owned ECI Shares at the close of business on July 23, 2007, the record date for the Meeting. As of the record date, there were 120,324,389 ECI Shares outstanding and entitled to vote (excluding 15,947 treasury shares). The presence, in person or by proxy, of at least two ECI shareholders who collectively hold at least one-third (1/3) of the voting rights of ECI Shares on the record date is necessary to constitute a quorum at the Meeting.

        Voting Rights and Vote Required (Page 25)

        You will have one vote for each ECI Share that you owned on the record date. The affirmative vote of the holders of 75% of the ECI Shares present (in person or by proxy) at the Meeting and voting on the Merger Proposal (not including abstentions and broker non-votes) is required to approve the Merger Proposal. The affirmative vote of the holders of a simple majority of the ECI Shares present (in person or by proxy) at the Meeting and voting on the Bonus Proposal (not including abstentions and broker non-votes) is required to approve the Bonus Proposal. The Merger cannot be completed unless the Merger Proposal is approved by ECI’s shareholders. The proposed bonus cannot be paid unless the Bonus Proposal is approved by ECI’s shareholders. The Merger Proposal and the Bonus Proposal are not dependent on each other.

        However, if Purchaser, Merger Sub or any person or entity holding directly or indirectly 25% or more of either the voting rights or the right to appoint directors of Purchaser or Merger Sub (any such person or entity is described in this paragraph as a Purchaser Affiliate) holds shares in ECI, then there is an additional requirement for the approval, namely that a majority of the shares that are present and voting at the Meeting in person or by proxy (excluding Purchaser, Merger Sub, any Purchaser Affiliate, or anyone acting on their behalf, including their family members or entities under their control) shall not have voted against the Merger. Therefore, by signing and mailing the enclosed proxy card you confirm, unless you indicate otherwise on the proxy card, that you are not: (1) a person or entity holding, directly or indirectly, 25% or more of either the voting power or the right to appoint directors of Purchaser or Merger Sub; (2) a person or entity acting on behalf of Purchaser, Merger Sub or a person or entity described in clause (1); or (3) a family member of, or an entity controlled by Purchaser, Merger Sub or any of the foregoing.

        Certain of our shareholders have entered into voting agreements with the Purchaser under which those shareholders have agreed, among other things, to vote their ECI Shares (representing approximately 44% of the outstanding ECI Shares) in favor of the Merger Proposal.

        Voting and Proxies (Page 26)

        Any shareholder of record entitled to vote at the Meeting may vote in person by attending the Meeting or by submitting the enclosed proxy card. If your ECI Shares are held in “street name” by your broker, you should instruct your broker on how to vote your ECI Shares using the instructions provided by your broker. If you do not provide your broker with instructions, your ECI Shares will not be voted. You may revoke your proxy by (i) delivering a notice of revocation to ECI’s General Counsel (ii) submitting a later-dated proxy or (iii) attending the Meeting and voting in person. ECI Shares represented by properly executed proxies received by us twenty-four (24) hours prior to the meeting will, unless such proxies have been previously revoked, be voted at the Meeting in accordance with the directions on the proxies. If you have instructed your broker to vote your ECI Shares, you must follow the instructions of your broker to change or revoke your instructions.

Our Reasons for the Merger; Recommendation of the Audit Committee and our Board of Directors (Page 32)

        Audit Committee. The audit committee of the Board of Directors unanimously approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, determined that the Merger is in the best interests of ECI and its shareholders and recommended that the Board of Directors (i) approve the execution, delivery and performance of the Merger Agreement and the consummation of the Merger and the other transactions contemplated by the Merger Agreement and (ii) recommend that the shareholders of ECI approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement. For a discussion of the material factors considered by the audit committee in reaching its conclusions, see “The Merger–Our Reasons for the Merger; Recommendation of the Audit Committee and Our Board of Directors” beginning on page 32.

        Board of Directors. The Board of Directors, acting upon the unanimous recommendation of the audit committee of the Board of Directors, (i) determined that the Merger is in the best interests of ECI and its shareholders, (ii) approved the execution, delivery and performance of the Merger Agreement and the consummation of the Merger and the other transactions contemplated by the Merger Agreement, (iii) determined that no reasonable concern exists that as a result of the Merger ECI will be unable to fulfill its obligations to its creditors, (iv) directed management to call a meeting of the shareholders and to take such other actions as are necessary to complete the Merger and (v) resolved to recommend that the shareholders approve the Merger Agreement and approve the Merger and the other transactions contemplated by the Merger Agreement. The Board of Directors’ discussions and vote on the Merger did not include three members of the Board who excluded themselves to avoid any appearance of a conflict of interest. For more information, please see “The Merger–Interests of our Officers and Directors in the Merger–Business Relationship”, on page 54. The Board of Directors recommends that our shareholders vote “FOR” the Merger Proposal.

Opinion of ECI’s Financial Advisor (Page 36)

        Goldman, Sachs & Co. (“Goldman Sachs”) delivered its written opinion to our Board of Directors that, as of July 1, 2007 and based upon and subject to the factors and assumptions set forth therein, the US$10.00 per ECI Share in cash to be received by the holders of the outstanding ECI Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders.

        The full text of the written opinion of Goldman Sachs, dated July 1, 2007, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Appendix B to this Proxy Statement. Goldman Sachs provided its opinion for the information and assistance of our Board of Directors in connection with its consideration of the transaction contemplated by the Merger Agreement. The Goldman Sachs opinion does not constitute a recommendation as to how any holder of ECI Shares should vote with respect to the Merger.

No Appraisal Rights (Page 44)

        Under Israeli law, holders of ECI Shares are not entitled to appraisal rights in connection with the Merger.

Financing (Page 44)

        The estimated amount of funds necessary to consummate the Merger and related transactions will be approximately US$1.285 billion, which will be funded by the Purchaser in a combination of equity contributions to the Purchaser by the Investors (and/or their affiliates) and by debt financing. Funding of the equity and debt financing is subject to the satisfaction of the conditions set forth in the commitment letters under which the financing will be provided. See “The Merger–Financing of the Merger” beginning on page 44. The following arrangements are in place for the financing for the Merger, including the payment of related transaction costs:

        Equity Financing. The Purchaser has received an equity commitment letter from the Investors, pursuant to which, and subject to the conditions contained therein, the Investors have agreed, severally and not jointly, to make capital contributions to the Purchaser, which together with the debt financing described below, shall equal the total amount of funds necessary to consummate the Merger and related transactions.

        Debt Financing. The Purchaser has received a commitment from Credit Suisse and Credit Suisse Securities (USA) LLC to provide, subject to the conditions contained therein, a series of loans, which together with the equity financing described above, shall equal the total amount of funds necessary to consummate the Merger and related transactions.

Material Tax Consequences of the Merger (Page 45)

        United States Federal Income Tax Consequences

        In general, if you are a U.S. Holder (as defined in “The Merger–Material Tax Consequences of the Merger” beginning on page 45 of this proxy statement), the Merger will be a taxable transaction to you for U.S. federal income tax purposes pursuant to which you will recognize capital gain or loss in an amount equal to the difference between your tax basis in your ECI Shares and the amount of cash received.

        However, the tax consequences of the Merger to each ECI shareholder will depend on the shareholder’s particular facts and circumstances. If you are a U.S. Holder you are urged to consult your tax advisor as to the particular tax consequences of the Merger to you, including the effects of applicable state, local, foreign or other tax laws, withholding tax consequences and possible changes in the tax laws. See “The Merger–Material Tax Consequences of the Merger” beginning on page 45 of this proxy statement.

        Israeli Tax Consequences

        Your receipt of cash in exchange for your ECI Shares pursuant to the Merger will be a taxable transaction for Israeli tax purposes, unless a specific exemption is available under Israeli tax law or unless a double taxation prevention treaty between Israel and your country of residence provides otherwise. If you are a non-Israeli resident, you may be eligible for an exemption from such Israeli tax. You may be subject to the Israeli withholding tax (currently 20%), unless an exemption is provided from such withholding tax. If you are a U.S. Holder, any withheld amount may be credited against your U.S. federal income tax liability. ECI and the Purchaser have agreed to request a pre-ruling from the Israeli Tax Authority that will provide an exemption from Israeli withholding tax with respect to holders of ECI Shares that are non-Israeli residents. You should consult your tax advisor about the particular tax consequences of the Merger to you. See “The Merger–Material Tax Consequences of the Merger–Israeli Income Tax Consequences” on page 48.

Regulatory Matters (Page 50)

        We are required to obtain certain Israeli governmental approvals in connection with the Merger, including from the Investment Center of the Ministry of Industry, Trade and Labor and from the Ministry of Defense. See “The Merger–Regulatory Matters–Israeli Governmental Approvals and Notices” on page 50. ECI does not currently anticipate that these approvals will delay consummation of the Merger.

        The Merger will also be reviewed by governmental authorities of Germany, Russia, Brazil and Serbia under the antitrust laws of those jurisdictions.

        The Merger shall become effective upon issuance of the Merger Certificate by the Israeli Companies’ Registrar.

Interests of our Officers and Directors in the Merger (Page 52)

        In considering the recommendation of the Board of Directors, you should be aware that our directors and executive officers may have interests in the Merger that are different from, or in addition to, your interests as a shareholder, and that may present actual or potential conflicts of interest. Our Board of Directors was aware of these different or additional interests and considered them, among the other factors described in this Proxy Statement, in reaching their decision to approve the Merger Agreement and the Merger.

Voting Agreements (Page 76)

        In connection with the Merger, the Purchaser entered into Voting Undertaking Agreements (“Voting Agreements”) with certain ECI shareholders under which those shareholders have agreed to vote their ECI Shares (representing approximately 44% of the outstanding ECI Shares) in favor of the Merger Proposal and against any other acquisition proposal. A form of the Voting Agreements entered into by such shareholders is attached to this Proxy Statement as Appendix C. We urge you to read it carefully in its entirety.

Conditions to the Merger (Page 67)

        Conditions to Each Party’s Obligations. Each party’s obligation to complete the Merger is subject to the satisfaction or waiver of the following conditions:

–	the approval of the Merger by ECI's shareholders;

–	certain specified governmental approvals shall have been obtained (or the applicable waiting periods shall have expired or terminated);

–	at least fifty (50) days shall have elapsed after the filing of the merger proposals by both ECI and Merger Sub with the Israeli Companies’ Registrar and at least thirty (30) days shall have elapsed after the approval of the Merger by the shareholders of each of ECI and Merger Sub;

–	ECI and Merger Sub shall have received the Merger Certificate from the Israeli Companies' Registrar; and

–	no injunction, judgment, order, decree, statue, law, ordinance, rule or regulation issued by any governmental authority of competent jurisdiction or other similar legal restraint or prohibition that prohibits, restrains or renders illegal the consummation of the Merger shall be in effect.

        Conditions to the Purchaser’s and Merger Sub’s Obligations. The obligation of the Purchaser and Merger Sub to complete the Merger is subject to the satisfaction or waiver of the following additional conditions:

–	the representations and warranties made by us in the Merger Agreement (i) relating to our authority to complete the Merger must be true and correct in all material respects as of the closing date as if made on and as of such date, (ii) relating to the absence of a Material Adverse Effect must be true and correct as of the closing date as if made on and as of such date and (iii) relating to our outstanding capitalization must be true and correct as of the closing date in all but de minimis respects (which means an untruth with respect to our fully diluted share capital which would result in an increase in the aggregate Merger consideration of US$3.0 million or less in the aggregate) as if made on and as of such date (except to the extent such representation or warranty is expressly made as of a specific earlier date, in which case as of such date);

–	all other representations and warranties made by us in the Merger Agreement with the exception of those listed above must be true and correct as of the closing date (except to the extent that any such representation or warranty is expressly made as of a specific earlier date, in which case as of such date), except for such failures to be true and correct as would not have, individually or in the aggregate, a Material Adverse Effect;

–	we must have performed in all material respects all obligations we are required to perform under the Merger Agreement at or prior to the closing date;

–	between the date of the Merger Agreement and the closing date, there must not have been any Material Adverse Effect on ECI; and

–	we must deliver to the Purchaser at closing a certificate with respect to the satisfaction of the foregoing conditions relating to our representations, warranties and obligations in the Merger Agreement.

        Conditions to ECI’s Obligations. Our obligation to complete the Merger is subject to the satisfaction or waiver of the following further conditions:

–	the representations and warranties made by the Purchaser and Merger Sub in the Merger Agreement relating to ownership of ECI Shares and the absence of obligations of Merger Sub must be true and correct as of the closing date as if made on and as of such date;

–	all other representations and warranties made by the Purchaser and Merger Sub in the Merger Agreement must be true and correct as of the date of the Merger Agreement and as of the closing date (except to the extent that any such representation or warranty is expressly made as of an earlier specific date, in which case as of such date), except for such failures to be true and correct as would not prevent consummation of the Merger or the performance of the Purchaser’s and Merger Sub’s obligations under the Merger Agreement;

–	the Purchaser and Merger Sub must have performed in all material respects all obligations they are required to perform under the Merger Agreement at or prior to the closing date; and

–	the Purchaser’s delivery to us at closing of a certificate with respect to the satisfaction of the foregoing conditions relating to the Purchaser’s and Merger Sub’s representations, warranties and obligations in the Merger Agreement.

Restrictions on Solicitation of Other Offers (Page 69)

        Until 11:59 p.m., New York time, on July 31, 2007, we are permitted to initiate, solicit or encourage any acquisition proposal and participate in discussions or negotiations regarding, or take other action to facilitate, an acquisition proposal.

        From and after 11:59 p.m., New York time, on July 31, 2007, we have agreed not to:

–	solicit, participate in, initiate, knowingly facilitate or encourage (including by way of furnishing information), or knowingly take any other action designed or reasonably likely to facilitate or encourage, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any acquisition proposal (including by way of making any public announcement of our intention to do any of the foregoing);

–	participate in any discussions or negotiations (including by way of furnishing information) regarding any acquisition proposal approve, adopt or recommend, or publicly propose to approve, adopt or recommend, any acquisition proposal; or

–	enter into any agreement with respect to an Acquisition Proposal.

        Notwithstanding the aforementioned restrictions, at any time prior to the approval of the Merger Agreement by our shareholders, we are permitted to engage in discussions or negotiations with, or provide any non-public information to, any party to the extent that:

–	we receive from such party an unsolicited written acquisition proposal; and

–	our Board of Directors determined in good faith, after consultation with its outside legal counsel and independent financial advisor, that such acquisition proposal constitutes or could reasonably be expected to result in a superior proposal.

        In addition, prior to obtaining ECI shareholder approval of the Merger we may terminate the Merger Agreement and enter into an agreement with respect to a competing acquisition proposal and/or our Board of Directors may change its recommendation with respect to the Merger if our Board of Directors determines in good faith, after consultation with its outside legal counsel and independent financial advisor, that such proposal is more favorable from a financial point of view to the ECI shareholders, taking into account all the terms and conditions of such proposal and after giving effect to any adjustments to the terms of the Merger Agreement offered by the Purchaser.

Termination of the Merger Agreement (Page 72)

        ECI and the Purchaser may agree to terminate the Merger Agreement without completing the Merger at any time. The Merger Agreement may also be terminated in certain other circumstances, including:

–	by either ECI or the Purchaser if:

š	the Merger is not consummated by November 30, 2007 (the “Walk-Away Date”), provided that terminating party’s breach did not cause the failure to close and provided further that we or the Purchaser may extend the Walk-Away Date until January 31, 2008 in the event that the delay in consummating the Merger is due to the failure to satisfy certain specified conditions;

š	our shareholders, at the Meeting or at any adjournment or postponement thereof, fail to approve the Merger;

š	any legal restraint that prohibits the consummation of the Merger shall be in effect and shall have become final and non-appealable, provided that the terminating party’s failure to perform its obligations under the Merger Agreement is not the primary cause of such restraint; or

š	if the other party shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements in the Merger Agreement that would give rise to the failure of a closing condition and cannot be or has not been cured within 30 calendar days after receipt of written notice of such breach or failure, provided that the terminating party is not in material breach of its obligations under the Merger Agreement;

–	by ECI if:

š	prior to obtaining ECI shareholder approval of the Merger, such termination is effected in order to enter into an agreement with respect to a superior proposal, but only to the extent we concurrently pay to the Purchaser the termination fee as required under the Merger Agreement; or

š	if the conditions to each party’s obligations are satisfied (other than those conditions that by their terms are to be satisfied at the closing) and the Purchaser fails to consummate the Merger within five business days of ECI’s delivery of notice of such satisfaction to the Purchaser; or

–	by the Purchaser (if it is not in material breach of its obligations under the Merger Agreement) if:

š	the Board of Directors of ECI or any committee thereof shall have (i) withdrawn its recommendation that our shareholders approve the Merger or (ii) willfully and materially breached the provisions of the Merger Agreement relating to solicitation of competing acquisition proposals or convening an ECI shareholders’ meeting to approve the Merger; or

š	a tender offer or exchange offer relating to all of the ECI Shares shall have been consummated by a person unaffiliated with the Purchaser, and we shall have failed to recommend rejection of such tender or exchange offer within ten business days.

Termination Fees and Expenses (page 73)

        The Merger Agreement provides that under certain specified circumstances we will be required to pay the Purchaser a termination fee upon termination of the Merger Agreement, including, among other things, if we terminate the Merger Agreement in order to enter into an agreement with respect to a superior proposal. In such circumstances, if the party making the superior proposal was identified as an “Excluded Party” during the period ending on July 31, 2007 and the Merger Agreement is terminated to enter into an agreement with such Excluded Party within ten business days following such period, then the termination fee will equal US$22.5 million; otherwise, the termination fee will equal US$45.0 million. Under other certain specified circumstances, we will be required to pay the Purchaser all reasonable and documented out-of-pocket fees and expenses not to exceed US$6.0 million, US$9.0 million or US$12.5 million (depending on the circumstances of termination of the Merger Agreement) incurred by the Purchaser and Merger Sub in connection with the transactions contemplated by the Merger Agreement. See “The Merger Agreement–Termination Fees and Expenses” beginning on page 73.

        The Purchaser will be required to pay us liquidated damages of US$45.0 million in cash if we exercise our right to terminate the Merger Agreement in the event that the conditions to each party’s obligations are satisfied (other than those conditions that by their terms are to be satisfied at the closing) and the Purchaser fails to consummate the Merger within five business days of ECI’s delivery of notice of such satisfaction to the Purchaser.

Limited Guarantee (Page 45)

        In connection with the Merger Agreement, certain Investors, severally and not jointly, provided to ECI a guarantee of payment of the termination fee payable by the Purchaser, if any, under the Merger Agreement and the Purchaser’s obligations arising from any willful and material breach of the Merger Agreement, up to a maximum amount of US$45.0 million.

Market Price of ECI Shares (Page 79)

        The average closing price of the ECI Shares on the Nasdaq Global Select Market during the 30 trading days ended June 15, 2007, the last trading day prior to ECI’s press release in response to rumors regarding a potential acquisition of ECI, was US$8.22 per ECI Share. On July 25, 2007, the most recent practicable date before this Proxy Statement was printed, the closing price for the ECI Shares on the Nasdaq Global Select Market was US$9.58 per ECI Share.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

        This Proxy Statement and the documents to which we refer you in this Proxy Statement contain forward-looking statements based on estimates and assumptions. There are forward-looking statements throughout this Proxy Statement, including, without limitation, under the headings “Questions and Answers about the Merger,” “Summary,” “The Merger,” “Opinion of ECI’s Financial Advisor” and “Regulatory Matters” and in statements containing words such as “believes,” “estimates,” “anticipates,” “intends,” “continues,” “contemplates,” “expects,” “may,” “will,” “could,” “should,” or “would” or other similar words or phrases. These statements, which are based on information currently available to us, are not guarantees of future performance and may involve risks and uncertainties that could cause our actual growth, results of operations, performance and business prospects, and opportunities to materially differ from those expressed in, or implied by, these statements. These forward-looking statements speak only as of the date on which the statements were made and we expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statement included in this Proxy Statement or elsewhere. In addition to other factors and matters contained or incorporated in this document, these statements are subject to risks, uncertainties, and other factors, including, among others:

–	the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement;

–	the outcome of any legal proceedings that may be instituted against ECI and others relating to the Merger Agreement;

–	the inability to complete the Merger due to the failure to obtain shareholder approval or the failure to satisfy other conditions to consummation of the Merger;

–	the failure to obtain the necessary debt financing arrangements set forth in commitment letters received in connection with the Merger;

–	the failure of the Merger to close for any other reason;

–	risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the Merger;

–	the effect of the announcement of the Merger on our customer relationships, operating results and business generally;

–	the ability to recognize the benefits of the Merger;

–	the amount of the costs, fees, expenses and charges related to the Merger and the actual terms of certain financings that will be obtained for the Merger;

–	the distraction of management of ECI resulting from the proposed transaction; and

–	other risks detailed in our current filings with the SEC, including those set forth under the heading “Risk Factors” in our most recent annual report on Form 20-F. See “Where You Can Find More Information” beginning on page 85.

        Many of the factors that will determine our future results are beyond our ability to control or predict. In light of the significant uncertainties inherent in the forward-looking statements contained herein, readers should not place undue reliance on forward-looking statements. We cannot guarantee any future results, levels of activity, performance or achievements. The statements made in this Proxy Statement represent our views as of the date of this proxy statement, and it should not be assumed that the statements made herein remain accurate as of any future date. Moreover, we assume no obligation to update forward-looking statements or update the reasons that actual results could differ materially from those anticipated in forward-looking statements, except as required by law.

THE PARTIES TO THE MERGER

ECI

ECI Telecom Ltd.

        ECI was formed and registered in Israel on April 27, 1961 under the laws of the State of Israel as a company with limited liability. ECI became a publicly traded company in September 1982.

        ECI provides scalable broadband access, transport and data networking infrastructure platforms for optical and digital telecommunications networks. ECI designs, develops, manufactures, markets and supports telecommunications solutions for evolving services, including voice, data, video and multimedia, and for building next generation converged networks. ECI’s products are designed to create and manage bandwidth, maximize revenues for network operators, reduce operating expenses, expand capacity, improve performance and enable new revenue-generating services. ECI markets its products to wireline and wireless service providers, worldwide. As of June 30, 2007 ECI had a total workforce of 3,035 employees.

        For more information about ECI, please visit our website at www.ecitele.com. The information provided on our website is not part of this Proxy Statement, and therefore is not incorporated by reference. See also “Where You Can Find More Information” beginning on page 85. The ECI Shares are publicly traded on the Nasdaq Global Select Market under the symbol “ECIL.”

Purchaser

Epsilon 1 Ltd.

        Epsilon 1 Ltd., which we refer to as the Purchaser, is an Israeli company that was formed for the purpose of acquiring ECI and has not engaged in any business except for activities incidental to its formation and as contemplated by the Merger Agreement.

        At the effective time of the Merger, the Purchaser will be controlled by affiliates of Swarth Group, an investment vehicle controlled by Shaul Shani, and certain funds that have appointed Ashmore Investment Management Limited as their investment manager (each, an “Investor” and collectively, the “Investors”). Mr. Shani has over 25 years of experience as an entrepreneur, officer, director and investor in the areas of information technology, telecommunications, semiconductors and finance. Based in London, Ashmore Investment Management Limited is a leading emerging markets investment manager, with an investment portfolio totaling in US$31.6 billion (as of June 2007).

        Under certain circumstances, the Investors have the right to include additional investors in the Purchaser. As a result, the Purchaser may ultimately include additional equity participants.

Merger Sub

Epsilon 3 Ltd.

        Epsilon 3 Ltd., which we refer to as Merger Sub, is a company organized under the laws of the State of Israel, that was formed solely for the purpose of completing the proposed Merger. Merger Sub is an indirect wholly owned subsidiary of the Purchaser and has not engaged in any business except for activities incidental to its formation and as contemplated by the Merger Agreement. Merger Sub does not have any material assets or liabilities. Upon the consummation of the proposed Merger, Merger Sub will cease to exist and ECI will continue as the Surviving Corporation.

THE EXTRAORDINARY GENERAL MEETING

Time and Place of the Meeting

        This Proxy Statement is being furnished to holders of ECI Shares in connection with the solicitation of proxies by and on behalf of the Board of Directors of ECI for use at the Extraordinary Meeting of Shareholders to be held at 12:00 p.m. (Israel time), on August 29, 2007, at the executive offices of ECI, and at any adjournment or postponement thereof. We are first mailing this Proxy Statement, the accompanying notice, proxy card and letter on or about July 27, 2007 to all holders of ECI Shares entitled to notice of, and to vote at, the Meeting.

Purposes of the Meeting; Proposed Resolutions

        Merger Proposal. At the Meeting, ECI shareholders will consider and vote on the Merger Proposal, which is a proposal to approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement. To approve the Merger Proposal, it is proposed that at the Meeting the following resolution be adopted:

        “RESOLVED, that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement be, and they hereby are, approved.”

        Our shareholders must approve the Merger Proposal in order for the Merger to occur. If the shareholders fail to approve the Merger Proposal, the Merger will not occur. A copy of the Merger Agreement is attached to this Proxy Statement as Appendix A. For more information about the Merger and the Merger Agreement, see the sections of this Proxy Statement entitled “The Merger” and “The Merger Agreement” beginning on pages 29 and 55, respectively.

        Bonus Proposal. At the Meeting, ECI shareholders will also consider and vote on the Bonus Proposal, which is a proposal to approve the payment of a bonus in the amount of US$1,050,000 to Shlomo Dovrat, our outgoing Chairman of the Board, or to an entity designated by him. This proposal is independent of the Merger Proposal.

        Mr. Dovrat had planned to step down as the Chairman of our Board of Directors in August 2007, but has agreed to continue in this role until the consummation of the Merger. The Board of Directors, acting upon the unanimous recommendation of each of the remuneration committee of the Board of Directors, the forum of independent directors of ECI and the audit committee of the Board of Directors, has approved the payment of a bonus in the amount of US$1,050,000 to Mr. Dovrat in appreciation of his outstanding contribution to ECI during his tenure. Mr. Dovrat joined the Board as Vice Chairman in 2002 in connection with the investment in ECI by Carmel Ventures and other investors. He became the Chairman of the Board in 2004. The remuneration committee noted that Mr. Dovrat worked tirelessly and well beyond the typical hours and involvement of most non-executive chairmen of public companies. He was intimately involved with the restructuring of ECI, recruitment of senior executives and guiding ECI to a potential liquidity event. In February 2003, following approval by our audit committee and Board of Directors, our shareholders approved the terms of a service agreement with Carmel V.C. Ltd. (“Carmel”) relating to the services of Mr. Dovrat. Mr. Dovrat shares control of Carmel, and Carmel is entitled to the services of Mr. Dovrat. Accordingly, if the Bonus Proposal is approved, the bonus may be payable to Carmel or another entity designated by Mr. Dovrat.

        Under the Companies Law, the terms of compensation of our directors must be approved by our audit committee, Board of Directors and shareholders, in that order. To approve the Bonus Proposal, it is proposed that at the Meeting, the following resolution be adopted:

        “RESOLVED, that ECI pay a special bonus in the amount of US$1,050,000 to Mr. Shlomo Dovrat, or to an entity designated by him, upon his resignation as Chairman of the Board of Directors.”

        Other Matters. You will also consider any other business that may properly come before the Meeting or any adjournment or postponement of the Meeting. We do not expect there to be any other matters on the agenda at the Meeting.

Recommendation of the Board of Directors of ECI

        The Board of Directors has approved the Merger Proposal and the Bonus Proposal. THE BOARD OF DIRECTORS BELIEVES THAT THE MERGER PROPOSAL AND THE BONUS PROPOSAL ARE FAIR TO AND IN THE BEST INTERESTS OF ECI AND ITS SHAREHOLDERS AND RECOMMENDS THAT YOU AND THE OTHER ECI SHAREHOLDERS VOTE “FOR” THE MERGER PROPOSAL AND THE BONUS PROPOSAL. See “The Merger–Our Reasons for the Merger.”

Record Date, Method of Voting and Quorum Requirements

        In accordance with the Israeli Companies Law, 5759-1999 (the “Companies Law”) and our Articles of Association, the Board of Directors has fixed July 23, 2007 as the record date for determining the ECI shareholders entitled to notice of and to vote at the Meeting. Accordingly, you are entitled to notice of and to vote at the meeting only if you were a record holder of ECI Shares at the close of business (4:00 p.m. E.S.T.) on that date. At that time, there were 120,324,389 ECI Shares outstanding (excluding 15,947 treasury shares). Your shares may be voted at the Meeting only if you are present or represented by a valid proxy.

        You are being asked to vote the shares held directly in your name as a shareholder of record and any shares you hold in “street name” as beneficial owner. Shares held in street name are shares held on your behalf in a stock brokerage account or shares held by a bank or other nominee.

        The method of voting differs for shares held as a record holder and shares held in street name. Record holders will receive proxy cards. Holders of shares in street name will receive voting instruction cards in order to instruct their brokers or nominees how to vote.

        Proxy cards and voting instruction cards are being solicited on behalf of the Board of Directors of ECI from ECI shareholders in favor of the Merger Proposal and the Bonus Proposal as described in this document.

        You may receive more than one set of voting materials, including multiple copies of this document and multiple proxy cards or voting instruction cards. For example, shareholders who hold shares in more than one brokerage account will receive a separate voting instruction card for each brokerage account in which shares are held.

        Shareholders of record whose shares are registered in more than one name will receive more than one proxy card. You should complete, sign, date and return each proxy card and voting instruction card you receive.

        A quorum of shareholders is necessary to have a valid meeting of ECI’s shareholders. The presence, in person or by proxy, of at least two ECI shareholders who collectively hold at least one-third (1/3) of the voting rights of ECI Shares on the record date is necessary to constitute a quorum at the Meeting.

        Abstentions and broker “non-votes” count as present for establishing a quorum. A broker “non-vote” occurs when a broker is not permitted to vote on an item without instructions from the beneficial owner of the shares and no instructions are given. Shares held by ECI in its treasury do not count toward establishing a quorum.

Voting Rights and Vote Required

        Each ECI Share outstanding as of the record date will be entitled to one vote at the Meeting.

        The affirmative vote of the holders of 75% of the ECI Shares present (in person or by proxy) at the Meeting and voting on the Merger Proposal (not including abstentions and broker non-votes) is required to approve the Merger Proposal. Under the Companies Law, ECI Shares held by Merger Sub, by any person directly or indirectly holding 25% or more of either the voting rights or the right to appoint directors of Merger Sub (including the Purchaser), or anyone acting on their behalf, including any family members of or person controlled by any of the foregoing (“Affiliated Shares”), will not be able to approve the Merger against the opposition of non-Affiliated Shares. Specifically, the Merger Proposal will not be deemed approved if a majority of the ECI Shares voted on the Merger Proposal, excluding the Affiliated Shares, vote against the Merger Proposal. By signing and mailing the enclosed proxy card you confirm, unless you indicate otherwise on the proxy card, that you are not: (1) a person or entity holding, directly or indirectly, 25% or more of either the voting power or the right to appoint directors of Purchaser or Merger Sub; (2) a person or entity acting on behalf of Purchaser, Merger Sub or a person or entity described in clause (1); or (3) a family member of, or an entity controlled by Purchaser, Merger Sub or any of the foregoing. If you have any doubt about this matter, we urge you to consult with an Israeli lawyer or the General Counsel of ECI. The Merger cannot be completed unless the Merger Proposal is approved by ECI’s shareholders.

        Approval of the Bonus Proposal requires the affirmative vote of the holders of a simple majority of the ECI Shares present (in person or by proxy) at the Meeting and voting on the Bonus Proposal (not including abstentions and broker non-votes).

        A proxy card of a record shareholder that is signed and returned that does not indicate a vote “for” or “against” a proposal will be counted as a vote “for” that proposal.

        A broker or nominee who holds shares for customers who are the beneficial owners of those shares has the authority to vote on “routine” proposals when it has not received instructions from the beneficial owners. However, such broker or nominee is prohibited from giving a proxy to vote those customers’ shares with respect to approving non-routing matters, such as the Merger Proposal and the Bonus Proposal to be voted on at the Meeting, without instructions from the customer. Shares held by a broker or nominee that are not voted at the Meeting because the customer has not provided instructions to the broker or nominee will not be considered to be votes “for” or “against” the Merger Proposal or any other proposal and will have no effect on the result of the vote.

        Under the Voting Agreements, certain ECI shareholders have agreed, among other things, to vote their ECI Shares (representing approximately 44% of the outstanding ECI Shares) in favor of the Merger Proposal.

Adjournment and Postponement

        ECI shareholders may also be asked to vote to adjourn the Meeting for the purpose of soliciting additional proxies in favor of any proposals on the agenda of the Meeting. An adjournment of the Meeting may be made from time to time by the holders of ECI Shares representing a majority of the votes present in person or by proxy at the Meeting.

        In addition, if a quorum of ECI shareholders is not present within thirty minutes following the time that the Meeting is scheduled to commence, the Meeting will automatically be adjourned. In such event, the Meeting will be reconvened to the same day in the following week, at the same time and place.

Voting Procedures; Revoking Proxies or Voting Instructions

        Shareholders of Record

        If you are an ECI shareholder of record, meaning that your ECI shares and your stock certificate(s) were registered in your name with ECI and its transfer agent on the record date, you may vote (1) in person by attending the Meeting or (2) by marking, signing, dating and mailing the enclosed proxy card in the postage-paid envelope provided.

        You may revoke your proxy at any time before the vote is taken at the meeting by (1) delivering to the General Counsel of ECI or to its transfer agent a written notice of revocation, bearing a later date than the proxy, stating that the proxy is revoked, (2) by properly submitting a later-dated proxy relating to the same shares or (3) by attending the Meeting and voting in person (although attendance at the Meeting will not, by itself, revoke a proxy). ECI Shares represented by properly executed proxies received by us twenty-four (24) hours prior to the Meeting will, unless such proxies have been previously revoked, be voted at the Meeting in accordance with the directions on the proxies. Written notices of revocation and other communications concerning the revocation of a previously executed proxy should be addressed to: ECI Telecom Ltd., 30 Hasivim Street, Petah Tikva 49517, Israel, Attention: General Counsel. Written notices of revocation may also be faxed to ECI at +972-3-684-4987 or to ECI’s transfer agent at +1-718-921-8337.

        You may also be represented by another person present at the Meeting by executing a proxy designating such person to act on your behalf.

        If you sign, date and mail your proxy card without indicating how you want to vote, your ECI Shares will be voted in favor of all the proposals on the agenda of the Meeting and, in the discretion of the proxy holder, on any other business that may properly come before the Meeting or any adjournment or postponement thereof.

        Shares Held in Street Name

        If you hold your ECI Shares in street name through a bank or a broker, you should follow the instructions on the form you receive from your bank or broker. If your ECI Shares are held in street name and you wish to vote such shares by attending the Meeting in person, you will need to obtain a proxy from the broker or other intermediary who is the shareholder of record of your shares. If your ECI Shares are held in street name, you must contact the broker or other intermediary who is the shareholder of record of your shares to change or revoke your voting instructions.

        Voting of Proxies

        All shares represented at the Meeting by valid proxies that we receive as a result of this solicitation (other than proxies that are revoked before they are voted) will be voted in the manner specified on such proxy. If you submit an executed proxy but do not specify how to vote your proxy, your ECI Shares will be voted for the proposals on the agenda of the Meeting and, in the discretion of the proxy holder, on any other business that may properly come before the Meeting or any adjournment or postponement thereof.

        Proxies submitted with instructions to abstain from voting and broker non-votes will not be considered to be votes “for” or “against” the Merger Proposal or any other proposal and will have no effect on the result of the vote.

Position Statements

        ECI shareholders wishing to express their position on an agenda item for the Meeting may do so by submitting a written statement to ECI’s office at the above address no later than ten days following the record date. Reasonable costs incurred by ECI in dealing with such a position statement shall be borne by the submitting shareholder.

Solicitation of Proxies

        This Proxy Solicitation is being made and paid for by ECI on behalf of its Board of Directors. In addition to solicitation by mail, directors, officers and employees of ECI may solicit proxies for the Meeting from ECI shareholders personally or by telephone, facsimile and other electronic means without compensation other than reimbursement for their actual expenses.

        ECI has also made arrangements with Innisfree M&A Incorporated (“Innisfree”) to assist ECI in soliciting proxies for the Meeting and has agreed to pay Innisfree approximately US$20,000, plus reasonable out-of-pocket expenses, for these services, and to indemnify Innisfree against any losses arising out of that firm’s proxy soliciting services on ECI’s behalf. Arrangements also will be made with brokerage firms and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of ECI Shares held of record by those persons, and ECI will, if requested, reimburse the record holders for their reasonable out-of-pocket expenses in so doing.

        ECI SHAREHOLDERS SHOULD NOT SEND ANY CERTIFICATES REPRESENTING ECI SHARES WITH THEIR PROXY CARDS. IF THE MERGER PROPOSAL IS APPROVED AND THE MERGER IS SUBSEQUENTLY CONSUMMATED, YOU WILL RECEIVE INSTRUCTIONS FOR SURRENDERING YOUR CERTIFICATES FOR THE MERGER CONSIDERATION.

        SHAREHOLDERS ARE URGED TO COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY IN THE ENVELOPE PROVIDED. IN ORDER TO AVOID UNNECESSARY EXPENSE, WE ASK YOUR COOPERATION IN MAILING YOUR PROXY PROMPTLY, NO MATTER HOW LARGE OR SMALL YOUR HOLDINGS MAY BE.

Questions and Additional Information

        If you have any more questions about the Merger or how to submit your proxy, or if you need any additional copies of this Proxy Statement or the enclosed proxy card or voting instructions, please contact Ms. Elana Holzman, at the executive offices of ECI located at 30 Hasivim Street, Petah Tikva 49517, Israel; telephone number: +972-3-926-6255; fax number: +972-3-684-4987. You may also contact Innisfree, our proxy solicitor, at (888) 750-5834 (toll-free from the U.S. and Canada) or (412) 232-3565 (from all other countries) (banks and brokerage firms call collect at (212) 750-5833 or +44 (0)20 7710 9960).

THE MERGER

        The description in this Proxy Statement of the Merger is subject to, and is qualified in its entirety by reference to, the Merger Agreement, which is the legal document governing the Merger. We have attached a copy of the Merger Agreement to this Proxy Statement as Appendix A and we recommend that you read it carefully in its entirety.

Background of the Merger

        On September 21, 2005, following an unsolicited approach by a potential strategic buyer, ECI retained Goldman Sachs as its financial adviser to assist it in connection with the consideration of strategic alternatives, including identifying other potential purchasers of all or a portion of ECI and to provide financial analysis and other assistance in coordinating and negotiating any transaction.

        Between September 2005 and February 2007, from time to time, Goldman Sachs introduced to ECI a total of 11 potential purchasers, including telecommunications companies and financial investors, each of which expressed initial interest in exploring a possible transaction with ECI. None of such contacts resulted in a formal acquisition proposal.

        On February 28, 2007, Mr. Shlomo Dovrat, Chairman of the Board of ECI, and Mr. Shaul Shani, the controlling shareholder of Swarth Group Inc. (“Swarth”), discussed the possible acquisition by affiliates of Swarth of ECI Shares. The initial discussions contemplated an acquisition of a portion of the ECI Shares held by major shareholders of ECI.

        Messrs. Dovrat and Shani held several additional conversations in April 2007.

        Swarth’s initial price indications were between US$9.00 and US$9.25 per ECI Share. Mr. Dovrat indicated that any proposal for less than US$10.00 per ECI Share would not be considered.

        At the beginning of May, Swarth indicated to Mr. Dovrat that it might be interested in a transaction at a price of US$10.00 per ECI Share, provided that any such transaction would be for the purchase of all outstanding ECI Shares. Subsequently, a discussion was held between Mr. Shani and Mr. Fischer, the Co-Chief Executive Officer of Clal Industries & Investments Ltd., on behalf of ECI’s controlling shareholders, in which Mr. Fischer reiterated the minimum price of US$10.00 per ECI Share. Subsequently, the parties entered into a confidentiality agreement.

        On May 14, 2007, May 22, 2007 and May 31, 2007, business due diligence meetings were held in New York and Israel among representatives of ECI’s management, Goldman Sachs, Swarth, Ashmore Investment Management Limited (“Ashmore”) and Credit Suisse.

        On June 5, 2007, Swarth informed Mr. Dovrat that Credit Suisse had tentatively agreed to finance the debt portion of the acquisition of all outstanding ECI Shares by Swarth and funds managed by Ashmore.

        On June 7, 2007, the ECI Board of Directors held a telephonic meeting to consider the oral proposal by Swarth and funds managed by Ashmore to acquire all outstanding ECI Shares for US$10.00 per ECI Share. Representatives of Goldman Sachs reviewed ECI’s contacts with other potential purchasers since September 2005 and presented a financial analysis of the proposed transaction. Representatives of Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden, Arps”), U.S. counsel to ECI, and Goldfarb, Levy, Eran, Meiri & Co. (“Goldfarb”), Israeli counsel to ECI, explained various legal issues relating to the proposed transaction, including the fiduciary duties of the directors, potential conflicts of interest and the structure of the proposed transaction. Mr. Rafi Maor, ECI’s Chief Executive Officer, confirmed that neither he nor, to his knowledge, other officers of ECI were engaged in discussions with the proposed purchasers regarding their employment terms with the surviving company following a transaction. The Board of Directors instructed management to refrain from engaging in such discussions before a definitive agreement is signed. The Board of Directors authorized the continuation of negotiations with the proposed purchasers and, though not mandatory under applicable law, formed a transaction committee consisting of five directors who undertook to make themselves available to meet regularly on short notice to assist and advise on the negotiations. Mr. Dovrat was appointed Chairman of the transaction committee and Michael Anghel, Yocheved Dvir, Colin Green and Jonathan Kolber were appointed as the other members of the transaction committee. The Board of Directors retained the final authority to approve any transaction.

        On June 10, 2007, the transaction committee held a meeting together with certain members of management and representatives of Goldman Sachs, Skadden, Arps and Goldfarb to formulate ECI’s position on the principal negotiating points and to discuss other aspects of the proposed transaction.

        On June 11, 2007, Swarth, Ashmore and their advisers commenced the review of documents in ECI’s virtual data room.

        On June 14, 2007, Clifford Chance US LLP, U.S. counsel to Swarth and Ashmore, delivered a draft definitive agreement for the proposed transaction.

        On June 17, 2007, due to reports appearing in the Israeli press, ECI issued a press release confirming that it was holding discussions with a group of investors led by Swarth regarding a potential acquisition of all outstanding ECI shares for consideration of US$10.00 per ECI Share in cash.

        During the week of June 18, 2007, meetings were held in New York to negotiate the terms of the draft merger agreement, as well as other aspects of the proposed transaction, among attorneys from Skadden, Arps and Goldfarb, on behalf of ECI, and Clifford Chance US LLP and Yossi Avraham, Arad & Co., on behalf of the proposed purchasers.

        On June 19, 2007, representatives from ECI, Swarth, Ashmore and Goldman Sachs met to discuss unresolved issues in the Merger Agreement.

        On June 20, 2007, the transaction committee held a meeting in New York together with representatives of Goldman Sachs, Skadden, Arps and Goldfarb. The committee held detailed discussions of the unresolved issues in the negotiations, as well as other aspects of the proposed transaction.

        On June 21, 2007, the Board of Directors held a meeting in New York to further consider the proposed Merger. Representatives of Goldman Sachs surveyed ECI’s contacts with other potential purchasers since September 2005 and presented a detailed financial analysis of the proposed transaction. A discussion was held about the implications of the analysis and the pros and cons of selling ECI as opposed to trying to enhance shareholder value in the current format as a public company. Representatives of Skadden, Arps and Goldfarb explained various legal issues relating to the proposed transaction, including the fiduciary duties of the directors, potential conflicts of interest and the structure of the proposed transaction. Discussions were also held about the due diligence process, unresolved issues in the negotiations and the financing of the proposed transaction.

        On June 21, 2007, following the meeting of the Board of Directors, the audit committee, together with the other independent members of the Board of Directors, held a meeting with representatives of Goldman Sachs, Skadden, Arps and Goldfarb to discuss the overall transaction process.

        On June 24, 2007, the transaction committee held a telephonic meeting together with certain members of management and representatives of Goldman Sachs, Skadden, Arps and Goldfarb. The committee held detailed discussions of the unresolved issues in the negotiations, as well as other aspects of the proposed transaction, and interviewed the individuals overseeing the preparation of ECI’s disclosure schedules relating to the Merger Agreement.

        On June 28, 2007, the Board of Directors held a telephonic meeting to receive an update on the status of the proposed transaction and a summary of the issues that were still unresolved. Also present were certain members of management and representatives of Goldman Sachs, Skadden, Arps and Goldfarb.

        On July 1, 2007, the Board of Directors held a telephonic meeting to consider the proposed merger agreement and other agreements related to the Merger. Also present were certain members of management and representatives of Goldman Sachs, Skadden, Arps and Goldfarb. The Board received a detailed update on the resolution of the final open issues. At this meeting, Goldman Sachs recapped its financial analysis and rendered to the Board of Directors an oral opinion (which was subsequently confirmed by a letter dated July 1, 2007) to the effect that, as of July 1, 2007, and based upon and subject to the matters stated therein, the US$10.00 per ECI Share cash amount to be received in the Merger by the holders of ECI Shares was fair, from a financial point of view, to such holders. The transaction process was discussed, including the active pursuit of the “go shop” to seek superior proposals. Mr. Dovrat reported to the Board of Directors that the transaction committee unanimously determined that the Merger is in the best interests of ECI and its shareholders and unanimously recommended that the audit committee and the Board of Directors (i) approve the execution, delivery and performance of the Merger Agreement and the consummation of the Merger and the other transactions contemplated by the Merger Agreement and (ii) recommend that the shareholders of ECI approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement. After an explanation of the personal interests of certain officers and directors in the proposed transaction and the requirement of Israeli law for audit committee approval of the transaction, the meeting of the Board of Directors was temporarily adjourned.

        At this time, the audit committee held a telephonic meeting, together with representatives of Skadden, Arps and Goldfarb. Following a discussion of various aspects of the transaction, the audit committee unanimously determined that it is in the best interests of ECI and its shareholders to enter into the Merger Agreement, unanimously voted to adopt resolutions approving, among other things, the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, and unanimously recommended that the Board of Directors (i) approve the execution, delivery and performance of the Merger Agreement and the consummation of the Merger and the other transactions contemplated by the Merger Agreement and (ii) recommend that the shareholders of ECI approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

        Following the meeting of the audit committee, the Board of Directors reconvened to vote on the proposed transaction. Ms. Yocheved Dvir, the Chairperson of the audit committee reported on the votes and recommendations of the audit committee. All the members of the Board of Directors present at the meeting then voted to adopt resolutions:

–	approving the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement;

–	determining that the Merger is fair to, and in the best interests of, ECI and its shareholders;

–	determining that no reasonable concern exists that as a result of the Merger ECI will be unable to fulfill its obligations to its creditors;

–	confirming the treatment of options and restricted shares in the Merger;

–	authorizing the filing of a merger proposal with the Israeli Companies' Registrar;

–	directing management to call a meeting of ECI’s shareholders, to seek to obtain the requisite approvals and consents and to take such other actions as may be necessary to complete the Merger; and

–	recommending that the shareholders of ECI approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

        On the morning of July 2, 2007, before the commencement of trading in New York, ECI issued a press release announcing the execution of the Merger Agreement and related documents and of the voting agreements by certain major shareholders of ECI.

Our Reasons for the Merger; Recommendation of the Audit Committee and our Board of Directors

        Audit Committee

        The audit committee of the Board of Directors, acting with the advice and assistance of ECI’s legal and financial advisors and the unanimous recommendation of the transaction committee, evaluated the terms of the Merger, including the terms and conditions of the Merger Agreement. The audit committee unanimously approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, determined that the Merger is in the best interests of ECI and its shareholders and recommended that the Board of Directors (i) approve the execution, delivery and performance of the Merger Agreement and the consummation of the Merger and the other transactions contemplated by the Merger Agreement and (ii) resolve to recommend that the shareholders of ECI approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

        In the course of reaching its determination, the audit committee considered the following factors and potential benefits of the Merger, each of which the members of the audit committee believe supported its decision:

–	the Board of Directors’ familiarity with, and information provided by ECI’s management as to, the business, financial condition, results of operations, current business strategy and future prospects of ECI, as well as the risks involved in achieving those prospects and objectives under current industry and market conditions, the nature of the markets in which ECI operates and ECI’s position in such markets;

–	ECI’s extended consideration of strategic alternatives for ECI, including discussions with a number of potential strategic and financial buyers, and the fact that to date no other prospective purchaser has indicated a willingness to pay consideration greater than that to be paid by the Purchaser in the Merger;

–	the fact that no alternative proposal to acquire ECI has been made since June 17, 2007, the date on which ECI publicly confirmed that it was holding negotiations to sell ECI at a price of US$10.00 per ECI Share;

–	the current and historical market prices and trading information for ECI’s shares and the fact that the consideration payable in the Merger represents a meaningful premium to those historical prices;

–	the possible alternatives to the Merger, including the prospects of continuing to operate ECI as an independent public entity, and the risks and uncertainties associated with such alternatives, including the risks associated with ECI’s ability to meet its projections for future results of operations, compared to the certainty of realizing in cash a fair value for their investment provided to ECI’s shareholders by the Merger;

–	the fact that the Merger is with an entity that has conducted no activities prior to the Merger and no material assets or liabilities other than its rights and obligation under the Merger Agreement, so no reasonable concern exists that, as a result of the Merger, ECI will not be able to fulfill the obligations of ECI to its creditors;

–	the financial and other terms and conditions of the Merger Agreement as reviewed by our Board of Directors and the fact that they were the product of arm’s-length negotiations between the parties;

–	certain terms of the Merger Agreement and related agreements, including:

š	the limited number and nature of the conditions to the Purchaser's obligation to consummate the Merger;

š	the fact that the terms of the Merger Agreement provide for a 30-day post-signing period during which ECI may actively solicit additional interest in the transactions involving ECI, and, after such period, continue discussions with certain persons or respond to unsolicited proposals under certain circumstances;

š	ECI’s ability to terminate the Merger Agreement in order to accept a financially superior proposal, subject to paying a fixed termination fee; and

š	the limited number and nature of the conditions to funding set forth in the debt financing commitment letters and the obligation of the Purchaser to pay ECI a termination fee if it does not effect the Merger under certain circumstances;

–	the fact that the Merger consideration is all in cash, allowing ECI’s shareholders to immediately realize a fair value for their investment, while also providing such shareholders certainty of value for their shares;

–	the fact that, for one year from the effective time of the Merger, ECI will maintain for the benefit of its continuing employees the compensation and benefits (other than equity based compensation plans, and any bonuses or payments associated with the Merger) that are, in the aggregate, no less favorable than the compensation and benefits currently being provided;

–	the financial analysis prepared by Goldman Sachs and the resulting opinion of Goldman Sachs as to the fairness, from a financial point of view, of the US$10.00 per ECI Share in cash to be received by the holders of the outstanding ECI Shares pursuant to the Merger Agreement;

–	the current strength and liquidity of the private equity and debt financing markets and the risk that such conditions could be less conducive to an acquisition of ECI in the future;

–	recent developments in the industries in which ECI operates and the impact of such developments on the business and prospects of ECI, including the continuing challenging business environment and the impact of consolidation among market participants;

-	the financial resources and telecom experience of the Investors; and

–	the fact that the Merger Agreement is required to be submitted to ECI’s shareholders for approval, which allows for an informed vote by ECI’s shareholders on the merits of the transaction.

        The audit committee also considered a variety of risks and other potentially negative factors concerning the Merger Agreement and the Merger, including the following:

–	the risks and costs to ECI if the Merger does not close, including the diversion of management and employee attention, potential employee attrition and the potential effect on ECI’s business and its relationships with customers and suppliers;

–	the fact that ECI’s shareholders will not participate in any future earnings or growth of ECI and will not benefit from any appreciation in value of ECI, including any appreciation in value that could be realized as a result of improvements to ECI’s operations;

–	the requirement that ECI pay the Purchaser a termination fee of either US$45.0 million or US$22.5 million, depending on the timing and circumstances surrounding our termination of the Merger Agreement, if our Board of Directors accepts a superior proposal and in certain other circumstances;

–	the risk that some provisions of the Merger Agreement and related documents might have the effect of discouraging other persons potentially interested in acquiring ECI from pursuing an acquisition of ECI;

–	the restrictions on the conduct of ECI’s business prior to the completion of the Merger, requiring ECI to conduct its business only in the ordinary course, subject to specific limitations, which may delay or prevent ECI from undertaking business opportunities that may arise pending completion of the Merger;

–	the impact of the Merger on ECI's employees; and

–	the possibility that the Merger will not be approved by the necessary governmental authorities.

        We do not intend for the foregoing discussion of the information and factors considered by the audit committee to be exhaustive. We do believe, however, that the foregoing discussion summarizes the material factors considered by the audit committee in its consideration of the Merger. After considering these factors, the audit committee concluded that the positive factors relating to the Merger Agreement and the Merger outweighed the potential negative factors. In view of the wide variety of factors considered by the audit committee, and the complexity of these matters, the audit committee did not find it practicable to quantify or otherwise assign relative weights to the foregoing factors. In addition, individual members of the audit committee may have assigned different weights to various factors. The audit committee unanimously approved and recommended the Merger Agreement and the Merger based upon the totality of the information presented to and considered by it.

        Our Board of Directors

        Our Board of Directors, acting upon the unanimous recommendation of the audit committee, at a meeting described above on July 1, 2007, (i) determined that the Merger is in the best interests of ECI and its shareholders, (ii) approved the execution, delivery and performance of the Merger Agreement and the consummation of the Merger and the other transactions contemplated by the Merger Agreement, (iii) determined that no reasonable concern exists that as a result of the Merger ECI will be unable to fulfill its obligations to its creditors, (iv) directed management to call an extraordinary meeting of shareholders and to take such other actions as are necessary to complete the Merger and (v) resolved to recommend that the shareholders approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement and directed that such matter be submitted for consideration of the shareholders of ECI at the shareholders meeting.

        In reaching these determinations, our Board of Directors considered (i) a variety of business, financial and market factors, (ii) each of the factors considered by the audit committee in its unanimous recommendation, as described above; and (iii) the unanimous recommendations of the transaction committee and the audit committee.

        Mr. Avi Fischer, Mr. Raanan Cohen and Mr. Craig Ehrlich, members of the Board of Directors, did not participate in the approval process relating to the Merger. See “The Merger–Interests of our Officers and Directors in the Merger–Business Relationships” on page 54.The foregoing discussion summarizes the material factors considered by the Board of Directors in its consideration of the Merger. In view of the wide variety of factors considered by the Board of Directors, and the complexity of these matters, the Board of Directors did not find it practicable to quantify or otherwise assign relative weights to the foregoing factors. In addition, individual members of the Board of Directors may have assigned different weights to various factors. The Board of Directors approved and recommends the Merger Agreement and the Merger based upon the totality of the information presented to and considered by it.

        Our Board of Directors recommends that you vote “FOR” the proposal to approve the Merger Agreement and the transactions contemplated thereby, including the Merger.

Opinion of ECI’s Financial Advisor

        Goldman Sachs delivered its written opinion to ECI’s Board of Directors that, as of July 1, 2007 and based upon and subject to the factors and assumptions set forth in the written opinion, the US$10.00 per ECI Share in cash to be received by the holders of the outstanding ECI Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders.

        The full text of the written opinion of Goldman Sachs, dated July 1, 2007, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this Proxy Statement as Appendix B. Goldman Sachs provided its opinion for the information and assistance of the Board of Directors in connection with its consideration of the transaction contemplated by the Merger Agreement. The Goldman Sachs opinion does not constitute a recommendation as to how any holder of ECI Shares should vote with respect to the Merger.

        In connection with rendering the opinion described above and performing its related financial analysis, Goldman Sachs reviewed, among other things:

—	the Merger Agreement;

—	annual reports to shareholders and Annual Reports on Form 20-F of ECI for each of the five fiscal years ended December 31, 2006;

—	certain interim reports to shareholders on Form 6-K of ECI;

—	certain other communications from ECI to its shareholders; and

—	certain internal financial analyses and forecasts for ECI prepared by its management, including certain sensitivity analyses (the “Forecasts”).

        Goldman Sachs also held discussions with members of the senior management of ECI regarding their assessment of the past and current business operations, financial condition and future prospects of ECI. In addition, Goldman Sachs reviewed the reported price and trading activity for the ECI Shares, compared certain financial and stock market information for ECI with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the communications technology industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as it considered appropriate.

        Goldman Sachs relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, accounting, legal, tax and other information provided to, discussed with or reviewed by it. In that regard, Goldman Sachs assumed, with ECI’s consent, that the Forecasts had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of ECI. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of ECI or any of its subsidiaries and Goldman Sachs was not furnished with any such evaluation or appraisal. Further, Goldman Sachs did not express any opinion as to the impact of the Merger on the solvency or viability of ECI or Purchaser or the ability of ECI or Purchaser to pay its obligations when they come due.

        Goldman Sachs’ opinion does not address the underlying business decision of ECI to engage in the Merger or the relative merits of the transaction as compared to any strategic alternatives that may be available to ECI. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of the opinion.

        The following is a summary of the material financial analyses delivered by Goldman Sachs to ECI’s Board of Directors in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represents the relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before June 19, 2007 and is not necessarily indicative of current market conditions.

Historical Stock Trading Analysis

        Goldman Sachs reviewed the historical trading prices for the ECI Shares for the 24 month period ended June 19, 2007. In addition, Goldman Sachs compared the consideration to be received by holders of the ECI Shares pursuant to the Merger Agreement in relation to the closing prices of the ECI Shares on June 19, 2007 and June 4, 2007 (ECI’s closing price on the last trading day prior to the announcement of the acquisition in the same sector of Avaya Inc. by Silver Lake and TPG Capital), as well as to the average closing price of the ECI Shares for the thirty, sixty, and ninety days ended on June 19, 2007.

        This analysis indicated that the US$10.00 per share in cash to be received by holders of the ECI Shares pursuant to the Merger Agreement represented:

—	a premium of 8.0% based on the closing price on June 19, 2007 of US$9.26 per ECI Share;
—	a premium of 23.5% based on the closing price on June 4, 2007 of US$8.10 per ECI Share;
—	a premium of 20.7% based on the average closing price for the thirty days ended on June 19, 2007 of US$8.28 per ECI Share;
—	a premium of 20.1% based on the average closing price for the sixty days ended on June 19, 2007 of US$8.32 per ECI Share; and
—	a premium of 20.4% based on the average closing price for the ninety days ended on June 19, 2007 of US$8.31 per ECI Share.

Selected Companies Analysis

        Goldman Sachs reviewed and compared certain financial information for ECI to corresponding financial information, ratios and public market multiples for the following publicly traded companies in the communications technology industry:

—	ADC Telecommunications Inc.;
—	Adtran, Inc.;
—	Adva Optical Networking, Inc.;
—	Andrew Corporation;
—	Alcatel-Lucent;
—	Ciena Corporation;
—	Cisco Systems, Inc.;
—	Ericsson LM Telephone Company;
—	Motorola Inc.;
—	Occam Networks, Inc.;
—	Tekelec International Inc.;
—	Tellabs, Inc.; and
—	Zhone Technologies, Inc.

        Although none of the selected companies is directly comparable to ECI, the companies included were chosen because they are publicly traded companies with operations that, for purposes of analysis, may be considered similar to certain operations of ECI.

        Goldman Sachs calculated and compared various financial multiples and ratios of these selected companies based on recent financial data it obtained from SEC filings, other public sources and Institutional Brokers’ Estimates System, or IBES, estimates as of June 19, 2007. IBES compiles forward-looking financial estimates made by equity research analysts for U.S. publicly traded companies.

        The multiples and ratios for ECI were based upon two alternative sets of projections. Information referred to below as the “Management Forecast” for ECI means financial projections developed by ECI’s management. Information referred to below as the “Wall Street Case” for ECI means financial projections based upon IBES estimates.

        In particular, with respect to the selected companies, Goldman Sachs calculated the following ratios and compared them to the results for ECI:

—	price per share, using the closing prices as of June 19, 2007, as a multiple of estimated fiscal year 2007 earnings per share, or EPS;

—	price per share, using the closing prices as of June 19, 2007, as a multiple of estimated fiscal year 2008 EPS.

—	enterprise value, which is the market value of common equity on a diluted basis (including outstanding stock options computed using the treasury method) plus the amount of debt less cash and cash equivalents, as a multiple of estimated fiscal year 2007 earnings before interest, taxes, depreciation and amortization, or EBITDA; and

—	enterprise value, as a multiple of estimated fiscal year 2008 EBITDA.

        The following table presents the results of this analysis:

Selected Company	Price/2007E EPS	Price/2008E EPS	Enterprise Value/ 2007E EBITDA	Enterprise Value/2008E EBITDA

ADC Telecommunications Inc.	20.1x	17.2x	12.8x	10.9x
Adtran, Inc.	21.7	19.2x	11.3x	10.6x
Adva Optical Networking, Inc.	19.9x	14.4x	13.9x	10.4x
Andrew Corporation	21.1x	16.8x	11.4x	9.2x
Alcatel-Lucent	22.2x	15.5x	13.6x	9.8x
Ciena Corporation	29.5x	21.9x	22.5x	16.7x
Cisco Systems, Inc.	19.2x	16.7x	13.2x	12.0x
Ericsson LM Telephone Company	15.5x	14.3x	9.6x	9.0x
Motorola Inc.	Not meaningful	20.9x	17.7x	10.1x
Occam Networks, Inc.	29.2x	16.8x	n/a	n/a
Tekelec International Inc.	25.8x	19.2x	10.6x	8.6x
Tellabs, Inc.	31.6x	21.5x	14.5x	10.3x
Zhone Technologies, Inc.	n/a	29.6x	n/a	n/a

Median	21.7x	17.2x	13.2x	10.3x

ECI
Management Forecast (based on	22.1x (24.7x	16.6x (18.6x	11.8x	10.2x
US$10.00 purchase price)	fully taxed)(1)	fully taxed)(1)
Wall Street Case (based on
US$10.00 purchase price)	23.8x	19.0x	11.8x	8.5x

(1)	Fully-taxed EPS assumes US$702 million in net operating losses, or NOLs, at year end 2006 discounted back to mid-year 2007 at a 13% discount rate and 20% tax rate assuming that they are used based on pre-tax operating income available.

Discounted Cash Flow Analysis

        Goldman Sachs performed an illustrative discounted cash flow analysis using ECI management forecasts to determine a range of implied present values per ECI Share. All cash flows were discounted to June 30, 2007, and terminal values were based upon perpetuity growth rates for cash flows in the year 2010 and beyond. In performing the illustrative discounted cash flow analysis, Goldman Sachs applied discount rates ranging from 12.0% to 14.0% to the projected unlevered free cash flows of ECI for 2007 to 2010, assuming a mid-year convention. The discount rates applied by Goldman Sachs reflected the weighted average cost of capital of ECI. Goldman Sachs assumed a 3.5% tax rate through 2010 and then a 20% tax rate in perpetuity. Goldman Sachs assumed net debt of US$(275.1) million, which represents ECI’s net debt as of March 31, 2007, pro forma for US$17 million in proceeds from a partial sale of ECI’s stake in Veraz Networks, Inc. Goldman Sachs also applied perpetuity growth rates ranging from 3.0% to 6.0%. This analysis resulted in a range of values per ECI Share of US$7.62 to US$11.67.

Leveraged Buyout Analysis

        Goldman Sachs performed an illustrative analysis of the equity return that an acquiror would theoretically receive if ECI were acquired in a leverage buyout transaction. For purposes of this analysis, Goldman Sachs used management projections for fiscal 2007 through 2010 and extrapolations of management projections for fiscal 2011 and 2012. Such extrapolations were reviewed by ECI management and deemed reasonable by them. Assuming, among other things, (i) a range of exit multiples of 10.0x to 12.0x 2012 EBITDA, (ii) a range of purchase price per ECI Share of US$9.00 to US$11.00 and (iii) a financing structure based on the Credit Suisse commitment papers submitted by Purchaser prior to signing of the Merger Agreement, the analysis resulted in a range of equity returns of 18.1% to 41.3%.

Selected Transactions Analysis

        Goldman Sachs reviewed the financial terms of the following selected recent public communication and technology transactions (listed by acquiror followed by target and announcement date):

—	Mitel Networks Corporation – Inter-Tel (Delaware) Incorporated (4/26/2007)
—	Motorola Inc. – Terayon Communications System Inc. (4/23/2007)
—	Ericsson LM Telephone Company – Tandberg Television (2/26/2007)
—	Spectralink Corporation – Polycom Inc.(2/7/2007)
—	Ericsson LM Telephone Company – Redback Networks Inc. (12/19/2006)
—	Motorola Inc. – Symbol Technologies Inc. (9/19/2006)
—	Andrew Corporation – ADC Telecommunications, Inc. (5/31/2006)
—	Alcatel – Lucent Technologies Inc. (4/2/2006)
—	Cisco Systems, Inc. – Scientific-Atlanta, Inc. (11/18/2005)
—	Ericsson LM Telephone Company – Marconi Corp PLC (assets) (10/25/2005)

For each of the selected transactions, Goldman Sachs calculated and compared:

—	premium paid to the target company's undisturbed stock price;
—	premium paid to the target company’s average closing price during the 30-day period ended on the last trading day prior to the announcement of the applicable transaction;
—	enterprise value as a multiple of the target company's latest twelve months ("LTM") sales;
—	enterprise value as a multiple of the target company's forward sales;
—	announced transaction price for the equity of the target company as a multiple of the target company's LTM EPS; and
—	announced transaction price for the equity of the target company as a multiple of the target company's forward EPS.

For purposes of this analysis, the enterprise value was calculated by adding the announced transaction price for the equity of the target company to the book value of the target company’s net debt based on public information available prior to the announcement of the applicable transaction.

The results of this analysis are summarized in the following table:

	Premium to Undisturbed		Premium to 30 Day Avg.	Enterprise Value/LTM Sales		Enterprise Value/Forward Sales		Equity Value/LTM EPS		Equity Value/Forward EPS

Comparable Transactions (Median)	18.1%		22.8%	1.6	x	1.9	x	25.2	x	23.0	x
ECI Transaction (1)	23.5	(2)	20.7	1.3		1.2		22.1		16.6
ECI Transaction (Tax Adjusted) (1)	23.5	(2)	20.7	1.3		1.2		24.7	(3)	18.6	(3)

Source: ECI management, publicly available filings, Wall Street research, Securities Data Company, FactSet and Bloomberg
(1)	Enterprise value based on US$10.00 per ECI Share price and includes US$275.1 million in cash per ECI’s Q1 2007 reported financials and pro forma for US$17 million in cash from partial sale of stake in Veraz Networks, Inc. Includes remaining US$73.0 million stake in Veraz based on share price as of June 19, 2007. Estimates are based on ECI management projections with 2007 as LTM and 2008 as forward.
(2)	Undisturbed ECI Share price assumed to be as of June 4, 2007, the last trading day before the announcement of the Avaya Inc. acquisition.
(3)	Tax-adjusted P/E assumed US$702 million in NOLs at year end 2006 discounted back to mid-year 2007 at a 13% discount rate and a 20% tax rate.

        Goldman Sachs also reviewed the financial terms of the following selected recent technology leveraged buyouts (listed by acquiror followed by target and announcement date):

—	Silver Lake/TPG Capital – Avaya Inc. (6/4/2007)
—	Blackstone Group - Alliance Data Systems Corp (5/17/2007)
—	ValueAct Capital/Silver Lake - Acxiom Corporation (5/16/2007)
—	Veritas Capital - Aeroflex Incorporated (4/19/2007)
—	KKR – First Data Corporation (4/2/2007)
—	Hellman & Friedman – Kronos Inc. (3/22/2007)
—	Cerberus Capital Management/Management - Affiliated Computer Services, Inc. (3/20/2007)
—	Blackstone Group/Carlyle Group/Permira/TPG Capital - Freescale Semiconductor Inc. (9/15/2006)
—	Hellman & Friedman/TPG Capital - Intergraph Corporation (8/31/2006)
—	KKR/Silver Lake - Royal Philips Electronics' semiconductors business (8/3/2006)
—	Management/One Equity Partners - NCO Group Inc. (5/16/2006)
—	Infor - SSA Global Technologies, Inc. (5/15/2006)
—	Bain Capital - Texas Instruments, Inc. (Sensors) (1/8/2006)
—	Silver Lake –Serena Software, Inc. (11/10/2005)
—	Silver Lake/KKR/AlpInvest - Agilent Technologies, Inc.'s semiconductor products group (Avago) (8/14/2005)
—	Carlyle Group - SS&C Technologies, Inc. (7/28/2005)

—	Golden Gate Capital - Aspect Communications Corporation (7/5/2005)
—	Investor group organized by Silver Lake - SunGard Data Systems Inc. (3/28/2005)

For each of the selected transactions, Goldman Sachs calculated and compared:

—	premium paid to the target company's undisturbed stock price;
—	premium paid to the target company’s average closing price during the 30-day period ended on the last trading day prior to the announcement of the applicable transaction;
—	enterprise value as a multiple of the target company's LTM EBITDA; and
—	enterprise value as a multiple of the target company's forward EBITDA.

For purposes of this analysis, the enterprise value was calculated by adding the announced transaction price for the equity of the target company to the book value of the target company’s net debt based on public information available prior to the announcement of the applicable transaction.

The results of this analysis are summarized in the following table:

	Premium to Undisturbed		Premium to 30 Day Avg.	Enterprise Value/LTM EBITDA		Enterprise Value/Forward EBITDA

Recent Technology LBO's (Median)	25.1%		25.7%	11.3	x	9.5	x
ECI Transaction (1)	23.5	(2)	20.7	11.8		10.2

Source: ECI management, publicly available filings, Wall Street research, Securities Data Company, FactSet and Bloomberg
(1)	Enterprise value based on US$10.00 per ECI Share price and includes US$275.1 million in cash per ECI’s Q1 2007 reported financials and pro forma for US$17 million in cash from partial sale of stake in Veraz Networks, Inc. Includes remaining US$73.0 million stake in Veraz based on share price as of June 19, 2007. Estimates are based on ECI management projections with 2007 as LTM and 2008 as forward.
(2)	Undisturbed ECI Share price assumed to be as of June 4, 2007, the last trading day before the announcement of the Avaya Inc. acquisition.

        While none of the above selected transactions are directly comparable to the transaction contemplated by the Merger Agreement, such transactions were deemed relevant based on Goldman Sachs’ professional judgment and experience.

Present Value of Future Stock Price Analysis

        Goldman Sachs performed an illustrative analysis of the implied present value of the future stock price of ECI, which is designed to provide an indication of the present value of a theoretical future value of a company’s equity as a function of such company’s estimated future earnings per share and its assumed price to future earnings multiple. For this analysis, Goldman Sachs used the financial forecasts for ECI prepared by its management for each of fiscal years 2008 and 2009.

        Goldman Sachs calculated implied per share values for the ECI Shares for fiscal year 2008 by applying price to 2007 forward EPS multiples of 15.0x, 17.5x and 20.0x to 2008 EPS estimates prepared by ECI’s management. Goldman Sachs then discounted those values one year back using a range of equity discount rates 12.5% to 17.5%. The analysis resulted in a range of implied present values per ECI Share of US$7.71 to US$10.73.

        Goldman Sachs also calculated implied per share values for the ECI Shares for fiscal year 2009 by applying price to 2008 forward EPS multiples of 15.0x, 17.5x and 20.0x to 2009 EPS estimates prepared by ECI’s management. Goldman Sachs then discounted those values two years back using a range of equity discount rates from 12.5% to 17.5%. The analysis resulted in a range of implied present values per ECI Share of US$8.98 to US$13.06.

Miscellaneous

        The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to ECI or the contemplated transaction.

        Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to ECI’s Board of Directors as to the fairness from a financial point of view of the US$10.00 per ECI Share in cash to be received by the holders of the ECI Shares pursuant to the Merger Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of ECI or Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

        The Merger consideration was determined through arms’-length negotiations between ECI and the Purchaser and was approved by ECI’s Board of Directors. Goldman Sachs provided advice to ECI during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to ECI or its Board of Directors or that any specific amount of consideration constituted the only appropriate consideration for the transaction contemplated by the Merger Agreement.

        As described above, Goldman Sachs’ opinion to ECI’s Board of Directors was one of many factors taken into consideration by ECI’s Board of Directors in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached to this proxy statement as Appendix B.

        Goldman Sachs and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. Goldman Sachs has acted as financial advisor to ECI in connection with, and has participated in certain of the negotiations leading to, the transaction contemplated by the Merger Agreement. In addition, Goldman Sachs has provided certain investment banking and other financial services to Ashmore Group plc, from time to time, including having acted as joint bookrunner in an initial public offering of 177,266,000 of its secondary shares in October 2006; and as a participant in a senior bank loan facility extended to Ashmore Energy International, a company majority owned by funds managed by Ashmore, in March 2007. Goldman Sachs also may provide investment banking and other financial services to ECI, Purchaser, Ashmore and their respective affiliates in the future. In connection with the above-described investment banking and other financial services Goldman Sachs has received, and may receive, compensation.

        Goldman Sachs is a full-service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman Sachs and its affiliates may provide such services to ECI, Purchaser, Ashmore and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of ECI, Purchaser, Ashmore and their respective affiliates for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

        ECI’s Board of Directors selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transaction contemplated by the Merger Agreement. Pursuant to a letter agreement dated September 21, 2005, ECI engaged Goldman Sachs to act as its financial advisor to assist ECI in its analysis and consideration of various financial alternatives available to it. Pursuant to the terms of this letter agreement, ECI has agreed to pay Goldman Sachs a transaction fee equal to approximately US$10 million, all of which is contingent upon consummation of the Merger. In addition, ECI has agreed to reimburse Goldman Sachs for its reasonable expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

No Appraisal Rights; Objections by Creditors

        Under Israeli law, holders of ECI Shares are not entitled to appraisal rights in connection with the Merger. Objections to the Merger may be filed by creditors of ECI with the Israeli district court. The court, in its discretion, may provide a remedy to any creditor who so objects if there is a reasonable concern that, as a result of the Merger, ECI will not be able to satisfy its obligations to its creditors.

Financing of the Merger

        The total amount of funds necessary to complete the Merger is anticipated to be approximately US$1.285 billion, consisting of (i) approximately US$1.234 billion to pay the ECI shareholders and option holders the amounts due to them under the Merger Agreement and (ii) approximately US$50.7 million to pay related fees and expenses in connection with the Merger.

        These payments are expected to be funded by the Purchaser in a combination of equity contributions by the Investors (and/or their affiliates) and debt financing by institutional lenders. The Purchaser has obtained equity and debt financing commitments described below in connection with the transactions contemplated by the Merger Agreement.

        Equity Financing. The Purchaser has received an equity commitment letter from the Investors, pursuant to which, and subject to the conditions contained therein, the Investors have agreed, severally and not jointly, to make capital contributions to the Purchaser (the “Equity Commitment”), which together with the debt financing described below, shall equal the total amount of funds necessary to consummate the Merger and related transactions. The Equity Commitment is generally subject to (i) the satisfaction or waiver of all of the conditions to the Purchaser’s obligation to consummate the Merger under the Merger Agreement, (ii) the concurrent debt funding and (iii) the consummation of the Merger pursuant to and in accordance with the terms of the Merger Agreement.

        Debt Financing. The Purchaser has received a commitment from Credit Suisse and Credit Suisse Securities (USA) LLC to provide a series of loans, which together with the equity financing described above, shall equal the total amount of funds necessary to consummate the Merger and related transactions.

        Conditions Precedent to the Debt Commitments

        The availability of the loans described above is subject to, among other things, (i) consummation of the Merger in accordance with the Merger Agreement (without giving effect to any amendments or waivers by the Purchaser that are materially adverse to the Lenders without the consent of the Lenders), (ii) contribution of the Equity Commitment, (iii) no outstanding indebtedness (other than the debt facilities, the equity contribution and other existing indebtedness of ECI to be agreed upon), and (iv) the negotiation, execution and delivery of definitive documentation.

Limited Guarantee

        In connection with the Merger Agreement, certain of the Investors (the “Guarantors”) and ECI entered into a limited guarantee pursuant to which, among other things, each of the Guarantors is providing ECI a several guarantee of payment of a portion of the termination fee payable by the Purchaser, if any, and the Purchaser’s and Merger Sub’s obligation for willful and material breach of the Merger Agreement, up to a maximum amount equal to their respective pro rata share of the maximum amount of US$45.0 million. Each guarantee will remain in full force and effect until the earlier of (i) the consummation of the Merger and (ii) 45 days after the termination of the Merger Agreement, provided that the limited guarantee will not terminate as to any claim for which notice has been given to the respective Guarantor prior to such termination until final resolution of such claim. The limited guarantee is ECI’s sole recourse against the Guarantors.

Material Tax Consequences of the Merger

        United States Federal Income Tax Consequences

        The following is a general summary of the material U.S. federal income tax consequences of the Merger to U.S. Holders (as defined below). This summary is based upon currently existing provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect.

        This discussion is limited to ECI shareholders who hold their ECI Shares as capital assets within the meaning of Section 1221 of the Code. No ruling has been or will be sought from the U.S. Internal Revenue Service (“IRS”), and no opinion of counsel has been or will be rendered, as to the U.S. federal income tax consequences of the Merger. This summary does not discuss all aspects of U.S. federal income taxation that may be important to particular shareholders in light of their individual circumstances or the U.S. federal income tax consequences to shareholders subject to special treatment under U.S. federal income tax laws, such as banks and other financial institutions, regulated investment companies, partnerships or other pass-through entities, insurance companies, dealers in securities or foreign currency, traders that have elected to mark-to-market treatment, tax-exempt organizations, certain former citizens or former long-term residents of the United States, persons subject to the alternative minimum tax, U.S. Holders who within the five year period prior to the Merger have held (directly, indirectly or through attribution) 10% or more of the voting shares of ECI, persons who own ECI Shares through a partnership or other pass-through entity, persons that hold the ECI Shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or other integrated investment, or U.S. Holders (as defined below), that have a functional currency other than the U.S. dollar, all of whom may be subject to U.S. federal income tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any foreign, state, or local tax consequences, or any U.S. tax consequences (e.g., estate or gift tax) other than U.S. federal income tax consequences.

        As used herein, the term “U.S. Holder” means a beneficial owner of ECI Shares that is, for U.S. federal income tax purposes:

—	an individual who is a citizen or resident of the United States;

—	a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

—	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

—	a trust (A) if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions, or (B) if, in general, it was in existence on August 20, 1996, was treated as a U.S. person under the Code on the previous day and made a valid election to continue to be so treated.

        If a partnership is a beneficial owner of ECI Shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships that are beneficial owners of ECI Shares, and partners in such partnerships, are urged to consult their tax advisors regarding the U.S. federal, state, local and foreign tax consequences of the Merger.

        ECI SHAREHOLDERS WHO ARE U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE MERGER TO THEM, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

         ECI SHAREHOLDERS WHO ARE NOT U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE U.S. FEDERAL INCOME AND WITHHOLDING TAX CONSEQUENCES AND ANY APPLICABLE NON-U.S. TAX CONSEQUENCES OF THE MERGER. FOR A DISCUSSION OF MATERIAL ISRAELI TAX CONSEQUENCES OF THE MERGER, PLEASE SEE “THE MERGER–MATERIAL TAX CONSEQUENCES OF THE MERGER–ISRAELI INCOME TAX CONSEQUENCES” BEGINNING ON PAGE 48 OF THIS PROXY STATEMENT.

        Sale of ECI Shares

        The receipt by a U.S. Holder of cash in exchange for ECI Shares in connection with the Merger will be a taxable transaction for U.S. federal income tax purposes. Generally, subject to the discussion below regarding the possible status of ECI as a passive foreign investment company (“PFIC”) (see “The Merger–Certain Material Tax Consequences of the Merger–Passive Foreign Investment Company”, below) for U.S. federal income tax purposes, a U.S. Holder will recognize gain or loss equal to the difference between the amount of cash it receives in connection with the Merger and the aggregate adjusted tax basis of the ECI Shares that it exchanges thereof. Gain or loss will be calculated separately for each block of ECI Shares (i.e., shares acquired at the same cost in a single transaction) exchanged for cash in the Merger. A U.S. Holder’s adjusted tax basis in its ECI Shares generally will equal the purchase price that it paid for such shares.

        Any gain or loss recognized by a U.S. Holder should be long-term capital gain or loss if the ECI Shares surrendered were held for more than one year as of the effective date of the Merger and should be short-term capital gain or loss if the ECI Shares surrendered were held for one year or less as of the effective date of the Merger. In the case of a non-corporate U.S. Holder, long-term capital gains are subject to a maximum U.S. federal income tax rate of 15%. Certain limitations apply to the use of capital losses.

        Generally, gain from the sale of shares will be U.S.-sourced passive category income. Any Israeli income tax paid by the U.S. Holder may not be creditable against such gain. U.S. Holders should consult their tax advisors regarding the sourcing rules and foreign tax credit.

        Passive Foreign Investment Company

        The foregoing summary assumes that ECI is not and has never been a PFIC for U.S. federal income tax purposes. ECI believes that it was not a PFIC for taxable years prior to 2007 and that it will not be a PFIC during 2007. However, because the determination of PFIC status is a factual determination that must be made annually at the close of each taxable year, ECI cannot provide assurance that it will not be a PFIC in 2007. In general, if ECI were characterized as a PFIC for any taxable year through and including 2007, any gain recognized by a U.S. Holder in connection with the Merger would be treated as ordinary income and would be subject to tax as if the gain had been realized ratably over the holding period of ECI ordinary shares. The amount allocated to the current taxable year would be taxed as ordinary income (rather than capital gain) earned in the current taxable year. The amount allocated to other taxable years would be taxed at the highest marginal rates applicable to ordinary income for such taxable years, and the U.S. Holder also would be liable for an additional tax equal to interest on such tax liability for such years. U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE POTENTIAL APPLICATION OF THE PFIC RULES TO THE RECEIPT OF CASH PURSUANT TO THE MERGER.

        Backup Withholding

        The payment of cash pursuant to the Merger in exchange for ECI Shares may be subject to backup withholding, at applicable rates (currently 28%), on amounts received pursuant to the Merger. Backup withholding will not apply, however, to a U.S. Holder who (i) furnishes a current taxpayer identification number and certifies that the holder is not subject to backup withholding on IRS Form W-9 or a substantially similar form, or (ii) is otherwise exempt from backup withholding. If a U.S. Holder does not provide its correct taxpayer identification number, IRS Form W-9 or a substantially similar form, such holder may be subject to penalties imposed by the IRS. Amounts withheld, if any, are generally not an additional tax and may be refunded or credited against the U.S. Holder’s U.S. federal income tax liability, provided that such holder furnishes the required information to the IRS.

        Israeli Income Tax Consequences

        The following is a summary discussion of certain Israeli tax considerations in connection with the Merger. The following summary is included for general information purposes only and is based upon current Israeli tax law. No assurance can be given that new or future legislation, regulations or interpretations will not significantly change the tax considerations described below, and any such change may apply retroactively. This summary does not discuss all material aspects of Israeli tax consequences that may apply to particular holders of ECI Shares in light of their particular circumstances, such as investors subject to special tax rules or other investors referred to below.

        Because individual circumstances may differ, holders of ECI Shares should consult their own tax advisors as to the Israeli tax consequences applicable to them.

        Sale of ECI Shares

        In general, under the Israeli Income Tax Ordinance [New Version], 1961 and the rules and regulations promulgated thereunder (the “Tax Ordinance”), the disposition of shares of an Israeli company is deemed to be a sale of capital assets. The Tax Ordinance generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in an Israeli resident company, by both residents and non-residents of Israel, unless a specific exemption is available or unless a double taxation prevention treaty between Israel and the transferor’s country of residence provides otherwise.

        Under the Tax Ordinance, the tax rate applicable to capital gains derived from the disposition of ECI Shares in the Merger is generally 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “Significant Shareholder” at any time during the 12-month period preceding such disposition, i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in ECI, the tax rate will be 25%. Companies are subject to the corporate tax rate (currently 29%) on capital gains derived from the disposition of ECI Shares, unless such companies were not subject to the Israeli Income Tax Law (Inflationary Adjustments), 1985 (or certain regulations), prior to August 10, 2005, in which case the applicable tax rate is 25%. However the foregoing tax rates will not apply to: (i) dealers in securities; or (ii) shareholders who acquired their shares prior to an initial public offering (who may be subject to a different tax arrangement). The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

        Notwithstanding the foregoing, according to regulations promulgated under the Tax Ordinance, non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the disposition of shares of an Israeli company publicly traded on a recognized stock market outside of Israel (such as ECI Shares), provided that such gains are not derived from a permanent establishment of such shareholders in Israel, and further provided that such shareholders did not acquire their shares prior to ECI’s initial public offering and that such shareholders are not subject to the Israeli Income Tax Law (Inflationary Adjustments), 1985. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

        In addition, under the Convention Between the Government of the United States of America and the Government of the State of Israel with Respect to Taxes on Income (“U.S.-Israel Tax Treaty”), Israeli capital gains tax generally will not apply to the disposition of shares by a U.S. Holder to which the U.S.-Israel Tax Treaty applies (“U.S. Treaty Resident”) who holds the shares as a capital asset. However, such exemption will not apply if (i) the U.S. Treaty Resident holds, directly or indirectly, shares representing 10% or more of ECI’s voting power during any part of the 12-month period preceding the disposition, subject to specified conditions, or (ii) the capital gains from such disposition can be allocated to a permanent establishment of such U.S. Treaty Resident in Israel. Under the U.S.-Israel Tax Treaty, such U.S. Treaty Resident would be permitted to claim a credit for Israeli income tax against the U.S. federal income tax imposed on the disposition, subject to the limitations in U.S. tax laws applicable to foreign tax credits.

        ECI shareholders who acquired their shares prior to ECI’s initial public offering in September 1982 and who do not qualify for an exemption from Israeli capital gains tax under the Tax Ordinance or an applicable tax treaty to which the State of Israel is a party, including the U.S.-Israel Tax Treaty described above, may be subject to Israeli capital gains tax on the disposition of their ECI ordinary shares in the Merger. Such shareholders should consult their tax advisors regarding the tax consequences of the Merger to them.

        Israeli Withholding Tax

        In some instances where ECI shareholders may be liable for Israeli tax on the disposition of their ECI Shares, the payment of the Merger consideration may be subject to the deduction of Israeli tax at the source.

        ECI and the Purchaser have agreed to request a pre-ruling from the Israeli Tax Authority that will provide (i) with respect to holders of ECI Shares that are non-Israeli residents (as defined in the Tax Ordinance), that the Purchaser will be exempt from any obligation to withhold Israeli tax at source from any consideration payable or otherwise deliverable pursuant to the Merger Agreement including, without limitation, the Merger consideration, or clarify that no such obligation exists, and (ii) with respect to holders of ECI Shares that are Israeli residents (as defined in the Tax Ordinance), clearly instruct the Purchaser, in the absence of an exemption from tax withholding to be provided by any such holder, the way such withholding at source is to be executed, and in particular the rate or rates of withholding to be applied. In the event that the pre-ruling from the Israeli Tax Authority is not obtained prior to closing, and the Israeli Tax Authority does not grant an extension of time with respect to the obligation to deduct or withhold Israeli tax at source from any consideration payable or otherwise deliverable pursuant to ECI shareholders, then the payment of the Merger consideration shall be subject to deduction of Israeli tax at the source, at the rate set under applicable law.

        Shares Issued as Compensation for Employment or Service

        ECI shareholders who received or acquired their ECI Shares under one or more of ECI’s incentive plans, or otherwise as compensation for employment or services provided to ECI or any of its affiliates, may be subject to different tax rates. Because individual circumstances may differ, any such holders of ECI Shares should consult their own tax advisors as to the Israeli tax consequences applicable to them.

        ECI and the Purchaser have agreed to request a pre-ruling from the Israeli Tax Authority that will clarify that the cash-out of stock options granted pursuant to Section 102 of the Tax Ordinance in accordance with the Merger Agreement and the receipt of the Merger consideration in respect of restricted shares issued pursuant to Section 102 of the Tax Ordinance in accordance with the Merger Agreement, prior to the lapse of the minimum trust period required by Section 102 of the Tax Ordinance (the “102 Trust Period”), will not be treated as a breach of the provisions of Section 102 of the Tax Ordinance, provided that the applicable consideration payable to the holders of such securities is deposited for the duration of the 102 Trust Period with the trustee appointed by ECI for purposes of Section 102 of the Tax Ordinance. In the event that such pre-ruling from the Israeli Tax Authority is not obtained prior to closing, the payment at closing of the consideration to such holders of options and restricted stock shall be subject to deduction of Israeli tax at the source, at the rate set under applicable law.

Regulatory Matters

        Israeli Governmental Approvals and Notices

        Israeli Companies’ Registrar. Under the Companies Law, ECI and Merger Sub may not complete the Merger without making certain filings and notifications to the Israeli Companies’ Registrar.

–	Merger Proposal. Each merging company is required to file with the Israeli Companies’ Registrar a “merger proposal” setting forth specified details with respect to the Merger, within three days of calling a shareholders meeting to approve the Merger. ECI will file the required merger proposals with the Israeli Companies’Registrar within three days after mailing this proxy statement. Merger Sub filed its required merger proposal on July 4, 2007, three days after conducting its shareholders meeting.

–	Notice to Creditors. In addition, each merging company is required to notify its creditors of the proposed merger. Pursuant to the Companies Law, a copy of the merger proposal must be sent to the secured creditors of each company within three days after the merger proposal was filed with the Israeli Companies’ Registrar, known substantial creditors must be informed individually by registered mail of the filing of the merger proposal with the Israeli Companies’ Registrar within four business days thereof, where it can be reviewed, and non-secured creditors must be informed of the merger by publication in two daily newspapers in Israel on the day that the merger proposal is submitted to the Israeli Companies Register and, where necessary, elsewhere and by making the merger proposal available for review. ECI will notify its creditors of the Merger in accordance with these requirements, to the extent applicable and, because ECI’s shares are traded on the Nasdaq Global Select Market, ECI will also publish an announcement of the Merger in The Wall Street Journal within three business days following the day on which the merger proposal was submitted to the Israeli Companies Register. After sending these notices, ECI will notify the Israeli Companies’ Registrar of the notices to their creditors. Merger Sub published a notice to its creditors on July 4, 2007 in Ma’ariv and in Ha’zofe newspapers and notified the Israeli Companies Register of the publication of the notice. In addition, pursuant to the Companies Law, as ECI employs more than 50 employees, it must provide a notice of the Merger to the workers’ union or post a copy of the publication placed in the newspapers in a prominent location in the workplace within three business days after the merger proposal was filed with the Israeli Companies’ Registrar.

–	Shareholder Approval Notice. The Merger must then be approved by the shareholders of each merging company. After the shareholders vote, each of the merging companies must file a notice with the Israeli Companies’ Registrar regarding the decision of the shareholders. The shareholders of Merger Sub approved the Merger, subject to the Closing, on July 1, 2007 and notified the Israeli Companies’ Registrar of the publication of the decision of the shareholders on July 4, 2007.

        Assuming that the shareholders of each of the merging companies approve the Merger Agreement and the Merger (and that all the other conditions set forth in the Merger Agreement have been satisfied) and that all of the statutory procedures and requirements have been complied with, and so long as at least 30 days have passed from the date of the Meeting and at least 50 days have passed from the date of the filing of the merger proposal by both merging companies with the Israeli Companies’ Registrar, the Merger will become effective and the Israeli Companies’ Registrar will be required to register the Merger in the Surviving Company’s register and to issue the surviving company a certificate regarding the Merger.

        Investment Center. The change in the composition of our shareholders in connection with the Merger requires the approval of the Investment Center of the Ministry of Industry, Trade and Labor of the State of Israel (the “Investment Center”) established under the Law for the Encouragement of Capital Investment, 5719-1959, as amended. This law provides that capital investments in eligible facilities may be designated upon application as an “approved enterprise” or “benefited enterprise”. Each certificate of approval relates to a specific investment program delineated both by its financial scope, including sources of funds, and by the physical characteristics of the facility or other assets. The benefits and obligations that apply to the enterprise are set out in the regulations promulgated under law and the specific approval with regard to each enterprise. The benefits include government grants, government guaranteed loans, tax holidays and combinations thereof. ECI has approximately 25 approved enterprises and benefited enterprises. The approval of the Investment Center in connection with the Merger is a condition to completion of the Merger. A letter requesting such approval was sent to the Investment Center on July 23, 2007.

        Office of the Chief Scientist. The acquisition of control of ECI in connection with the Merger requires notice to the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of the State of Israel (the “OCS”). Under the Law for the Encouragement of Industrial Research and Development, 5744-1984, and the regulations promulgated under this law, research and development programs approved by the OCS are eligible to receive grants if they meet specified criteria in exchange for the payment of royalties from the sale of the products developed in the course of research and development programs funded by the OCS. ECI has received OCS grants to fund some of its research and development activities. ECI has notified the OCS of the Merger and the OCS acknowledged such notice on July 10, 2007.

        Israeli Lands Administration. ECI holds certain of its real properties under long-term leases from the Israeli Lands Administration. Pursuant to the terms of such long-term leases, the holding, directly or indirectly, of control of the leaseholder by a non-Israeli person(s) may require the consent of the Israeli Lands Administration. ECI has undertaken in the Merger Agreement to use its reasonable best efforts to obtain any required approvals of the Israeli Lands Administration in connection with the Merger, but obtaining such approvals is not a condition to consummation of the Merger.

        Israeli Tax Pre-Rulings. ECI and the Purchaser have agreed to request certain pre-rulings from the Israeli Tax Authority that will provide (i) with respect to holders of ECI Shares that are non-Israeli residents (as defined in the Tax Ordinance), that the Purchaser will be exempt from any obligation to withhold Israeli Tax at source from any consideration payable or otherwise deliverable pursuant to the Merger Agreement including, without limitation, the Merger consideration, or clarify that no such obligation exists, (ii) with respect to holders of ECI Shares that are Israeli residents (as defined in the Tax Ordinance), clearly instruct the Purchaser, in the absence of an exemption from tax withholding to be provided by any such holder, the way such withholding at source is to be executed, and in particular the rate or rates of withholding to be applied and (iii) clarify that the cash-out of stock options granted pursuant to Section 102 of the Tax Ordinance in accordance with the Merger Agreement and the receipt of the Merger consideration in respect of restricted shares issued pursuant to Section 102 of the Tax Ordinance in accordance with the Merger Agreement, prior to the lapse of the minimum trust period required by Section 102 of the Tax Ordinance (the “102 Trust Period”), will not be treated as a breach of the provisions of Section 102 of the Tax Ordinance, provided that the applicable consideration payable to the holders of such securities is deposited for the duration of the 102 Trust Period with the trustee appointed by ECI for purposes of Section 102 of the Tax Ordinance. ECI has undertaken in the Merger Agreement to apply for the foregoing pre-rulings in connection with the Merger, but obtaining such pre-rulings is not a condition to consummation of the Merger.

      Antitrust Approvals

        ECI conducts operations in a number of countries, some of which have pre-merger and/or post-merger notification systems. The Purchaser and ECI expect to file a pre-merger notification in Brazil, Germany, Russia and Serbia; certain of these jurisdictions allow the consummation of the Merger only after the relevant antitrust approval has been obtained. The consummation of the Merger is conditioned on the receipt of certain antitrust approvals. While there can be no assurance that the Merger will not be challenged by a governmental authority or private party on antitrust grounds, ECI does not anticipate that any requisite antitrust approvals will materially delay consummation of the Merger.

Interests of our Officers and Directors in the Merger

        In considering the Board of Directors’ recommendation, you should be aware that our directors and executive officers, as well as several other members of our senior management and other key employees, have interests in the transaction as employees or directors that are different from, or in addition to, your interests as shareholders. The transaction committee, the audit committee and the Board of Directors were aware of these different or additional interests and considered them, among the other factors described in this Proxy Statement, in reaching their decision to approve the Merger Agreement and the Merger.

        Under the Companies Law, an extraordinary transaction in which an officer or director has a personal interest requires the approval of the audit committee and board of directors, in that order. Generally, the directors having a personal interest are not permitted to participate in the discussion or vote on the matters. However, the Companies Law provides that if a majority of the directors has a personal interest in a transaction, then all the directors may participate and vote on the transaction and the transaction requires shareholder approval. Because of one or more of the interests described below, the Merger was brought before our audit committee for approval. The Merger requires board and shareholder approval in any event pursuant to the provisions of the Companies Law that govern statutory mergers.

        Treatment of Options and Restricted Shares

        As described below under “The Merger Agreement–Treatment of Options and Restricted Shares”, each outstanding option to purchase ECI Shares that is unexercised as of the effective time of the Merger, whether or not vested, shall be cancelled and converted into the right to receive a payment equal to the number of ECI Shares underlying the outstanding options multiplied by the amount (if any) by which US$10.00 exceeds the option exercise price thereof, without interest and less any applicable withholding taxes. All unvested restricted ECI Shares will accelerate and become fully vested upon the consummation of the Merger and converted into the right to receive the Merger consideration, without interest and less any applicable withholding taxes. Most of our officers and directors hold such options and/or restricted shares. In particular, as of July 9, 2007, our directors held in the aggregate unvested options to purchase 100,000 ECI Shares, vested options to purchase 503,618 ECI Shares, 39,903 unvested restricted ECI Shares and 31,357 vested restricted ECI Shares.

        As of the effective time of the Merger, all options to purchase ECI Shares and all restricted shares shall no longer be outstanding and shall automatically cease to exist, and each holder of such options or restricted shares shall cease to have any rights with respect thereto, except the right to receive the consideration indicated in the preceding paragraph. We undertook to take prior to the effective time of the Merger all actions necessary to effectuate the matters described in this paragraph, including providing holders of options and restricted shares with notice of their rights as provided herein.

        Management Arrangements

        The Board of Directors, acting upon the recommendation of each of the remuneration committee of the Board of Directors, the forum of independent directors of ECI and the audit committee of the Board of Directors, has approved a special cash payment in the amount of US$2.0 million to Mr. Rafi Maor, our Chief Executive Officer, in exchange for the waiver of his right to various contingent payments that had been granted to him in the past but which would not be appropriate in a private company. This cash payment is contingent upon the consummation of the Merger.

        Indemnification and Insurance

        The Merger Agreement requires the Purchaser, following the Merger, to cause ECI to fulfill and honor all of the obligations of ECI pursuant to existing indemnification agreements with respect to claims arising from facts or events that existed prior to the Merger in favor of the current or former directors or officers of ECI or any of its subsidiaries. The Purchaser has agreed that for a period of seven years following the Merger, the Purchaser will cause the articles of association, certificate of incorporation and bylaws of ECI and its subsidiaries to contain provisions with respect to exculpation and limitation of liability, insurance and indemnification that are at least as favorable as the provisions currently contained in such documents.

        In addition, for seven years following the Merger, ECI will maintain officers’ and directors’ liability insurance covering those persons currently covered by ECI’s officers’ and directors’ liability insurance policy with coverage at least as favorable as that provided by our current policy (provided that if the aggregate annual premiums for such insurance shall exceed 300% of the current aggregate annual premium, then Purchaser shall provide or cause to be provided a policy for the applicable individuals with the best coverage as shall then be available at an annual premium of 300% of the current aggregate annual premium). We may, at our request, require the Purchaser to satisfy the foregoing insurance obligations by purchasing a seven-year tail policy to the current policy of directors’ and officers’ liability insurance maintained by ECI. See “The Merger Agreement–Indemnification and Insurance” on page 75.

        Continued Benefits

        The Merger Agreement provides that for a period of one year following the Merger, ECI will provide employees of ECI or any of its subsidiaries compensation and benefits (other than equity based compensation plans) that are, in the aggregate (to any such employee), no less favorable than the compensation and benefits being provided to such employees immediately prior to the Merger under ECI’s benefit plans (excluding any stay bonuses, change of control or severance payments made in connection with or as a result of the transactions contemplated by the Merger Agreement). See “The Merger Agreement–Employee Benefits” on page 76.

        Business Relationships

        Several of our directors have ongoing business relationships with the Investors (and/or their affiliates). In particular, ECI’s directors Mr. Avi Fischer and Mr. Raanan Cohen serve as directors in GVT Holding S.A. and/or companies affiliated with GVT Holding S.A., a provider of telecommunications services in Brazil, in which Mr. Shaul Shani (the controlling shareholder of Swarth Group Inc., indirectly one of the Investors), also serves as a director. In addition, ECI’s director Mr. Craig Ehrlich is an investor in various companies in which funds managed by Ashmore are also investors. Based on the legal advice provided to ECI’s Board of Directors, these relationships are not considered “personal interests” in the Merger under the Companies Law. Nevertheless, for the sake of prudence and best corporate governance practices, these three ECI directors did not participate in the approval process relating to the Merger.

THE MERGER AGREEMENT

        This section of the proxy statement describes the material provisions of the Merger Agreement but does not purport to describe all of the terms of the Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, which is attached as Appendix A to this proxy statement and incorporated into this proxy statement by reference. We urge you to read the full text of the Merger Agreement because it is the legal document that governs the Merger. It is not intended to provide you with any other factual information about us. Such information can be found elsewhere in this proxy statement and in the public filings we make with the SEC, as described in the section entitled “Where You Can Find More Information” beginning on page 85.

The Merger

        The Merger Agreement provides for the Merger of Merger Sub with and into ECI upon the terms, and subject to the conditions, of the Merger Agreement. As the Surviving Corporation, ECI will continue to exist following the Merger as an indirect, wholly owned subsidiary of the Purchaser. When we refer to the “Surviving Company” in this Proxy Statement, we mean ECI as it will exist after the Merger is completed. Following the Merger, ECI will succeed to and assume all of the rights, properties and obligations of Merger Sub in accordance with the Companies Law. Upon consummation of the Merger, the directors of Merger Sub will be the initial directors of the Surviving Corporation. The officers of ECI prior to the consummation of the Merger shall remain the officers of the Surviving Corporation until their successors are duly elected and qualified or until the earlier of their resignation or removal.

        Following the Merger, the ECI Shares, all of which will then be indirectly owned by the Purchaser, will be delisted from the Nasdaq Global Select Market, deregistered under the Securities Exchange Act of 1934 and will no longer be publicly traded.

        We, the Purchaser or Merger Sub may terminate the Merger Agreement prior to the consummation of the Merger in some circumstances, whether before or after the approval by our shareholders of the Merger Agreement. Additional details on termination of the Merger Agreement are described in “The Merger Agreement–Termination of the Merger Agreement” beginning on page 72.

Effective Time of the Merger

        The Merger will become effective upon the issuance of a certificate of merger by the Companies’ Registrar in Israel in accordance with the relevant provisions in the Companies Law. The certificate of merger will be issued by the Companies’ Registrar if at least fifty (50) days shall have elapsed after the filing of the merger proposals by both ECI and Merger Sub with the Israeli Companies’ Registrar and at least 30 days have elapsed after the approval of the Merger by the Shareholders of each of ECI and Merger Sub. The Merger Agreement provides that closing of the Merger will occur within two business days after the conditions to the Merger have been satisfied or waived, unless we agree with the Purchaser to complete the transaction on another date. When we refer to the “Effective Time” of the Merger in this Proxy Statement, we mean the date and time when the Merger becomes effective, as described in this paragraph.

        The parties are working to complete the Merger as quickly as possible. However, the Merger is subject to various closing conditions. No assurances can be given that the parties will obtain the necessary approvals or that the parties will obtain them in a timely manner.

        When the Merger becomes effective, the stock transfer books of ECI will be deemed closed and no further transfer of any ECI Shares will be made. In addition, the former ECI shareholders will cease to have any rights as shareholders of ECI, except for the right to receive the Merger consideration.

Merger Consideration

        At the Effective Time, each issued and outstanding ECI Share (other than ECI Shares held by ECI, its subsidiaries, the Purchaser or Merger Sub) will be automatically converted into the right to receive US$10.00 in cash, without interest and less any applicable withholding taxes.

        If at any time during the period between July 1, 2007 and the Effective Time, any change in the number of outstanding ECI Shares shall occur as a result of a reclassification, recapitalization, stock split (including a reverse stock split), or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, the US$10.00 per ECI Share Merger consideration will be appropriately adjusted to provide the holders of ECI Shares (in the aggregate) the same economic effect as contemplated by the Merger Agreement prior to such event.

Treatment of Options and Restricted Shares

        As of July 23, 2007, there were approximately 11.8 million ECI Shares issuable pursuant to stock options granted under our equity incentive plans to our directors, officers, employees and certain sub-contractors. Under the terms of the Merger Agreement, each outstanding option, whether or not vested, that is unexercised as of the effective time of the Merger will be cancelled and converted into the right to receive a payment equal to the number of ECI Shares underlying the outstanding options multiplied by the amount (if any) by which US$10.00 exceeds the option exercise price, without interest and less any applicable withholding taxes.

        As of July 23, 2007, there were approximately 1.5 million unvested restricted ECI Shares granted under our equity incentive plans to our directors, officers and employees. Under the terms of the Merger Agreement, each restricted ECI Share that is outstanding as of the effective time of the Merger will become fully vested and converted into the right to receive the Merger consideration, without interest and less any applicable withholding taxes.

        As of the effective time of the Merger, all options to purchase ECI Shares and all restricted shares shall no longer be outstanding and shall automatically cease to exist, and each holder of such options or restricted shares shall cease to have any rights with respect thereto, except the right to receive the consideration indicated in the preceding paragraph. We undertook to take prior to the effective time of the Merger all actions necessary to effectuate the matters described in this paragraph, including providing holders of options and restricted shares with notice of their rights as provided herein.

Payment Procedures

        How to Receive Payment.

        Prior to the Effective Time, the Purchaser will appoint a paying agent based in the United States reasonably acceptable to us as the paying agent for the purpose of exchanging certificates representing ECI Shares for the per share Merger consideration. At the closing of the Merger, the Purchaser will cause the Merger consideration (and any amounts required to be paid in exchange for the cancellation of options to purchase ECI Shares) to be deposited with the paying agent. Promptly after the Effective Time of the Merger, the paying agent will mail a letter of transmittal and other instructional materials to you and the other holders of ECI Shares. The letter of transmittal and other materials will tell you how to surrender your certificates representing ECI Shares for the US$10.00 per ECI Share Merger consideration. Interest will not be paid or accrue in respect of the Merger consideration. You will not be entitled to receive the Merger consideration until you send your certificates to the paying agent, along with a properly completed and signed letter of transmittal and such other documents as the paying agent or the Purchaser may reasonably require, including a tax declaration form. If your shares are held in “street name” by your broker, bank or other nominee you will receive instructions from your broker, bank or other nominee as to how to effect the surrender of your “street name” shares in exchange for the Merger consideration.

        If you are a holder of restricted shares you will receive payment as soon as practicable after the Effective Time through the applicable plan administrator or the trustee appointed pursuant to Section 102 of the Israeli Tax Ordinance. You should not return your certificates representing ECI Shares with the enclosed proxy card. You also should not send your certificates to us or to the Purchaser. Please keep your certificates until you receive a letter of transmittal from the paying agent after the Effective Time, and follow the instructions contained in the letter of transmittal.

        Transfer of Shares. If your ECI Shares are held in a name other than the name registered in our transfer records, you will have to provide the paying agent with evidence that such shares have been transferred and that any applicable transfer taxes have been paid.

        Our transfer records will be deemed closed at the Effective Time, and we will not register transfers of ECI Shares on our books after such time. If any certificates formerly representing ECI Shares are presented for transfer after that time, they will be canceled and exchanged for the Merger consideration as described above.

        If the paying agent is to pay some or all of your Merger consideration to a person other than you, as the registered owner of a stock certificate, you must have your certificates properly endorsed or otherwise in proper form for transfer, and you must pay any transfer or other taxes payable by reason of the transfer or establish to the paying agent’s reasonable satisfaction that the taxes have been paid or are not required to be paid.

        Lost, Stolen or Destroyed Certificates. If you have lost your certificate, or if your certificate has been stolen or destroyed, you will have to sign an affidavit stating that your certificate was lost, stolen or destroyed. In addition, if the Surviving Company requires, you may have to post a bond (in a reasonable amount directed by the Surviving Company) as indemnity against any claim that may be made against the Surviving Company with respect to such certificate in order to receive the Merger consideration payable in respect of the ECI Shares represented by such lost, stolen or destroyed certificate.

        Tax Withholding. Purchaser (or any of its affiliates), the 102 Trustee and the paying agent are entitled to deduct and withhold from the Merger consideration otherwise payable under the Merger Agreement any amounts that it is required to deduct and withhold with respect to the making of such payment under applicable tax laws. All amounts so withheld will be treated for all purposes of the Merger Agreement as having been paid to the applicable former holder of ECI Shares or options to purchase ECI Shares.

        Unclaimed Merger Consideration. Subject to any contrary provision of governing law, twelve months after the Effective Time, the paying agent will deliver to the Purchaser any amount of the Merger consideration (and any interest or other income earned thereon) deposited with the paying agent that has not been paid to the former shareholders of ECI. After that time, the former shareholders of ECI will be entitled to look only to the Purchaser for payment of the Merger consideration in respect of certificates formerly representing ECI Shares. Any amount of the Merger consideration remaining unclaimed by the former shareholders of ECI two years after the Effective Time (or such earlier date immediately prior to the time when the amounts would otherwise escheat to or become the property of any governmental entity) shall become, to the extent permitted by applicable law, the property of the Purchaser free and clear of any claims or interest of any person previously entitled thereto. Notwithstanding the foregoing, the Purchaser will not be liable to any former ECI shareholder for any amount of the Merger consideration paid to a public official pursuant to applicable abandoned property, escheat or similar laws.

Representations and Warranties

        The Merger Agreement contains representations and warranties made by us to Purchaser and Merger Sub and representations and warranties made by the Purchaser and Merger Sub to us. The assertions embodied in those representations and warranties were made solely for purposes of the Merger Agreement and may be subject to important qualifications and limitations agreed by the parties in connection with negotiating its terms. Moreover, some of those representations and warranties may not be accurate or complete as of any particular date because they are subject to a contractual standard of materiality or Material Adverse Effect different from that generally applicable to public disclosures to shareholders or used for the purpose of allocating risk between the parties to the Merger Agreement rather than establishing matters of fact. For the foregoing reasons, you should not rely on the representations and warranties contained in the Merger Agreement as statements of factual information.

        In the Merger Agreement, ECI, the Purchaser and Merger Sub each made representations and warranties relating to, among other things:

–	corporate organization and existence;

–	capitalization;

–	corporate power and authority to enter into and perform its obligations under, and enforceability of, the Merger agreement;

–	the absence of conflicts with or defaults under organizational documents, other contracts and applicable laws;

–	required regulatory filings and consents and approvals of governmental entities; and

–	finder's fees.

        In the Merger Agreement, the Purchaser and Merger Sub also each made representations and warranties relating to:

–	the approval of the Merger by the board of directors of Merger Sub;

–	their lack of ownership of ECI Shares;

–	the absence of material assets and liabilities on the part of Merger Sub;

–	the availability of the funds necessary to perform its obligations under the Merger Agreement; and

–	their lack of ownership of any interests in competitors of ECI and nexus to Israel.

        ECI also made representations and warranties relating to:

–	documents filed with the SEC;

–	financial statements;

–	undisclosed liabilities;

–	absence of certain changes or events since December 31, 2006;

–	information supplied for inclusion in this Proxy Statement;

–	employee matters and benefit plans;

–	material contracts;

–	litigation;

–	compliance with applicable laws;

–	tax matters;

–	title to properties;

–	environmental matters;

–	insurance;

–	intellectual property matters;

–	interests of insiders;

–	the receipt by the Board of Directors of a fairness opinion from Goldman Sachs;

–	the approval of the Merger by ECI's audit committee and Board of Directors;

–	inapplicability of certain statutes;

–	the receipt of grants, incentives and subsidies;

–	encryption and other restricted technology; and

–	certain effects of the Merger relating to payments to ECI employees.

        Many of ECI’s representations and warranties are qualified by a Material Adverse Effect standard. For purposes of the Merger Agreement, “Material Adverse Effect” is defined to mean any change, event or occurrence which, individually or in the aggregate, does have or would reasonably be expected to have a material adverse effect on the business, results of operations, or financial condition of ECI and its subsidiaries taken as a whole, other than changes, events, occurrences or effects relating to or arising from the following:

–	changes in general economic or political conditions or financial credit or securities markets in general (including changes in interest or exchange rates) in any country or region in which ECI or its subsidiaries conduct a material portion of its business, except to the extent such changes affect ECI and its subsidiaries in a materially disproportionate manner as compared to other companies or businesses operating in any such country or region in the technology sector;

–	any events, circumstances, changes or effects that affect the industries in which ECI or its subsidiaries operate, except to the extent such events, circumstances, changes or effects affect ECI and its subsidiaries in a materially disproportionate manner as compared to other participants in the industry;

–	any changes in laws applicable to ECI or any of its subsidiaries or any of their respective properties or assets or changes in U.S. generally accepted accounting principles, in each case, occurring after the date of the Merger Agreement;

–	acts of war, armed hostilities or terrorism or any escalation or worsening of any acts of war, armed hostilities or terrorism (other than such acts of war, armed hostilities or terrorism, or escalation or worsening thereof, that cause any damage or destruction to, or render physically unusable, any facility or property of ECI or any of its subsidiaries or otherwise disrupt in any material manner the business or operations of ECI or any of its material subsidiaries);

–	the negotiation, announcement or performance of the Merger Agreement and the transactions contemplated thereby (including without limitation the impact thereof on relationships, contractual or otherwise, with customers, suppliers, vendors, employees or venture partners) or any action taken by ECI at the written request of or with the written consent of Purchaser;

–	any decline in the market price or decrease or increase in the trading volume of ECI Shares;

–	any failure to meet internal or published projections, forecasts, or revenue or earning predictions for any period; and

–	any litigation arising from allegations of a breach of fiduciary duty or other violation of applicable law relating to the Merger Agreement, the Merger or the other transactions contemplated by the Merger Agreement, or the approval thereof.

Conduct of Business Prior to Closing

        We have agreed in the Merger Agreement that, until the consummation of the Merger (or the termination of the Merger Agreement in accordance with its terms), except as contemplated by the Merger Agreement, required by law, or consented to in writing by the Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned) we will:

–	carry on, and cause our subsidiaries to carry on, our business in all material respects in the ordinary course consistent with past practice; and

–	use and cause each of our subsidiaries to use commercially reasonable efforts to (i) preserve intact its currant business organization, (ii) keep available the services of its current officers and key employees who are integral to the operation of its business as presently conducted and (iii) preserve the relationships with those persons with which we or our subsidiaries have business relationships.

        We have also agreed that, until the consummation of the Merger, except as expressly contemplated by the Merger Agreement, required by law, or consented to in writing by the Purchaser and Merger Sub (which consent will not be unreasonably withheld, delayed or conditioned), we and our subsidiaries will not:

–	adopt any amendments to our or our subsidiaries' organizational or governing documents;

–	(i) declare or pay any dividends or make other distributions in respect of our capital stock (except for transactions among us and our subsidiaries or among our subsidiaries), (ii) adopt a plan of complete or partial liquidation, (iii) split, combine or reclassify any of our capital stock or (iv) repurchase, redeem or otherwise acquire any shares of capital stock or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities other than the acquisition of restricted securities upon forfeiture thereof;

–	except for transactions among us and our subsidiaries or among our subsidiaries, issue, deliver, sell, pledge, or encumber any of our capital stock or any other securities or interest therein, other than:

š	the issuance of restricted shares pursuant to a company employee plan which has been properly approved prior to the date of the Merger Agreement; or

š	the issuance of shares upon exercise of options outstanding on the date of the Merger Agreement and in accordance with the terms of such options;

–	acquire or agree to acquire any material assets (including securities) or merge or consolidate with any person or engage in any similar transaction or make any loans, advancements or capital contributions to, or investments in, any other person, outside the ordinary course of business consistent with past practice, other than amounts reflected in ECI’s budget for 2007 provided to Purchaser or permitted capital expenditures;

–	sell, lease, license, pledge, encumber or otherwise dispose of any material assets or any interest therein, other than in the ordinary course, or adopt a plan of merger, consolidation, restructuring or other reorganization;

–	incur or suffer to exist any indebtedness for borrowed money or guarantee any such indebtedness, guarantee any debt of others, enter into any “keep-well” or other agreement to maintain any financial statement condition of another person or enter into any agreement having the economic effect of any of the foregoing, except for working capital borrowings in the ordinary course of business pursuant to credit agreement or facilities in existence on the date of the Merger Agreement;

–	make or rescind any material tax election or agree to pay, settle or compromise any material tax liability or consent to any extension or waiver of any limitation period with respect to taxes, or request, negotiate or agree to any tax rulings, or tax sharing arrangement;

–	amend, in any material respect, any tax return, change an annual tax accounting period, adopt or change any material tax accounting method (except as required by applicable law) or execute or consent any waivers extending the statutory period of limitations with the respect to the collection or assessment of any material taxes;

–	make or agree to make any capital expenditures in excess of the amount contemplated by our 2007 budget other than capital expenditures that do not exceed US$1.0 million in the aggregate;

–	pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), in each case outside of the ordinary course of business that:

š	involves non-monetary relief that would materially restricts our operations; or

š	requires the payments of amounts after the closing in excess of US$1.0 million in the aggregate;

–	modify or amend in any material respect any credit agreement or facility or modify or amend in any material respect or terminate any other material contract outside of the ordinary course of business;

–	except (i) as required pursuant to existing agreements in effect as of the date of the Merger Agreement, benefit plans in effect as of the date of the Merger Agreement or written agreements for newly hired employees or extensions of employment agreements (on substantially similar terms as in effect on the date of the Merger Agreement, all in the ordinary course of business consistent with past practice), (ii) as otherwise required by law or (iii) as provided pursuant to existing employment agreements or other contracts in effect as of the date of the Merger Agreement:

š	increase the compensation or benefits of any director, officer or employee, except for, in the cases of non-officer employees, increases in the ordinary course of business that are consistent with past practice;

š	adopt or amend in any material respect any company benefit plan;

š	enter into or amend any employment, consulting, severance, termination or similar agreement with any director, officer or employee;

š	accelerate the payment of compensation or benefits to any director, officer or employee;

š	take any action to fund or in any other way secure the payment of compensation or benefits under any company benefit plan or compensation agreement or arrangement; or

š	take any action that could give rise to severance benefits payable to any officer, director or employee of ECI or any of its subsidiaries as a result of the consummation of the Merger and the other transactions contemplated by the Merger Agreement;

–	make any material change in accounting methods, principles or practices except (i) as required by U.S. generally accepted accounting principles, Regulation S-X of the Securities Exchange Act of 1934, as amended, or as required by any governmental authority or the Financial Accounting Standard Board or similar organization or (ii) as required by change in applicable law;

–	enter into any transaction with any of its affiliates other than pursuant to arrangements in effect on the date of the Merger Agreement in connection with transactions between or among ECI and wholly-owned subsidiaries or affiliates of ECI controlled by ECI;

–	transfer or license to any person (other than with respect to inter-company transactions) or otherwise extend, amend or modify in any material respect any material rights of such other person to intellectual property rights of ECI, or enter into any agreements or make any other commitments or arrangements to grant, transfer or license to any person future patent right, other than non-exclusive licenses the granting of which is advisable in connection with or to the sale or distribution of any product of ECI or any of its subsidiaries, in each case in the ordinary course of business, provided that in no event shall ECI or any of its subsidiaries:

š	license on an exclusive basis (other than supply or distribution agreements in the ordinary course of business consistent with past practice) or sell any intellectual property rights of ECI which are material to ECI or any of its subsidiaries; or

š	enter into any agreement limiting in any material respect the right of the Surviving Corporation or any of its subsidiaries to engage in any line of business or to compete with any other person;

–	enter into any material contract or series of related contracts that (i) are not in the ordinary course of business and (ii) pursuant to which ECI or any of its subsidiaries undertakes to assume any liability or undertaking in excess of US$1.0 million in the aggregate; or

–	authorize any of, or commit or agree to take any of, the foregoing actions.

        The Purchaser and Merger Sub have agreed that, until the consummation of the Merger (or the termination of the Merger Agreement in accordance with its terms), except as expressly contemplated by the Merger:

–	they shall not and shall not permit any of their respective subsidiaries to, issue sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, (i) any shares of the capital stock or other ownership interest in the Purchaser or Merger Sub or any such subsidiaries or (ii) any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock or other ownership interests in the Purchaser or Merger Sub or any such subsidiaries; and

–	they shall not, and shall not permit any of their affiliates to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any person or other business organization or division thereof, or otherwise acquire or agree to acquire any assets if such business or person competes in any line of business of ECI if the entering into of a definitive agreement relating to or the consummation of such acquisition, merger or consolidation could reasonably be expected to (i) impose any delay in the obtaining of, or increase the risk of not obtaining, any authorizations, consents, orders, declarations or approvals of any governmental authority necessary to consummate the transactions contemplated by the Merger Agreement or the expiration or termination of any applicable waiting period, (ii) increase the risk of any governmental authority entering an order prohibiting the consummation of the transactions contemplated by the Merger Agreement, (iii) increase the risk of not being able to remove any such order on appeal or otherwise, or (iv) delay or prevent the consummation of the Merger or the other transactions contemplated by the Merger Agreement.

Agreement to Take Other Actions and to Use Reasonable Best Efforts

        Subject to the terms and conditions set forth in the Merger Agreement, each of the parties to the Merger Agreement has agreed to cooperate with the other party and to use its reasonable best efforts to take, or cause to be taken, all actions, and to do or cause to be done all things reasonably necessary, proper or advisable under the Merger Agreement and applicable law to consummate the Merger and the other transactions contemplated by the Merger Agreement as soon as practicable, including:

–	obtaining of all necessary actions or nonactions, consents and approvals from governmental authorities, or other persons;

–	making of all necessary registrations and filings (including filings with governmental authorities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval from, or to avoid an action or proceeding by, any governmental authority or other persons;

–	defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging the Merger Agreement or the consummation of the transactions performed or consummated by such party in accordance with the terms of the Merger Agreement, including seeking to have any stay or temporary restraining order entered by any governmental authority vacated or reversed; and

–	the execution and delivery of any additional instruments necessary to consummate the Merger and other transactions to be performed or consummated by such party in accordance with the terms of the Merger Agreement and to fully carry out the purposes of the Merger Agreement.

        The Merger Agreement provides that with respect to the matters stated above and certain other matters set forth therein, neither us nor any of our affiliates will be required to pay or commit to pay any material amounts or incur any material liability unless directed to do so by the Purchaser, in which case such amounts or liabilities shall be the responsibility of the Purchaser in the event that the Merger Agreement is terminated.

Covenants Regarding Financing

        Cooperation of ECI

        We have agreed to, and have agreed to cause our subsidiaries to, at the Purchaser’s sole expense, reasonably cooperate in connection with the arrangement of the debt and equity financing as may be reasonably requested by the Purchaser, provided that such requested cooperation (i) is not prohibited by applicable law and (ii) does not unreasonably interfere with the ongoing operations of ECI and its subsidiaries. Such cooperation shall include:

–	using reasonable best efforts to provide to the lenders financial and other information in ECI's possession with respect to the Merger;

–	making ECI's senior officers available to reasonably assist the lenders specified in the financing commitments;

–	assisting with the preparation of materials for prospective lenders, rating agencies and similar documents and presentations; and

–	otherwise reasonably cooperating in connection with the consummation of the financing;

provided, in any event, that ECI’s and its representatives’ cooperation shall be limited to providing such information and such cooperation relating to ECI or its subsidiaries on a stand-alone basis without giving effect to the Merger or Purchaser’s post-closing plans or any post-closing projections.

        Obligations of the Purchaser and Merger Sub Regarding Financing

        The Purchaser and Merger Sub have agreed to:

–	use, and to cause their affiliates to use, reasonable best efforts to obtain the financing on terms and conditions described in the financing commitments;

–	use, and to cause their affiliates to use, reasonable best efforts to, enter into definitive agreements with respect to the financing commitments to be effective no later than the closing date of the Merger on the terms and conditions contained in the financing commitments;

–	use, and to cause their affiliates to use, reasonable best efforts to, satisfy on a timely basis the conditions of the financing commitments and the financing agreements related thereto; and

–	furnish executed copies of the agreements relating to the financing commitments promptly upon their execution and keep ECI reasonably informed of the status of its efforts to arrange the financing.

        In the event that the Purchaser or Merger Sub become aware that any portion of the financing has become unavailable in the manner or from the sources contemplated in the financing commitments, the Purchaser and Merger Sub have agreed to:

–	promptly notify ECI;

–	use their reasonable best efforts to arrange to obtain any such unavailable portion from alternative sources, as promptly as practicable following the occurrence of such event, including entering into definitive agreements with respect thereto;

–	use, and to cause their affiliates to use, reasonable best efforts to, satisfy on a timely basis the conditions of such alternative financing commitments and the financing agreements related thereto; and

–	furnish executed copies of the agreements relating to such alternative financing promptly upon their execution and keep ECI reasonably informed of the status of its efforts to arrange such alternative financing.

Conditions to the Merger

        Various conditions must be satisfied or waived before ECI, the Purchaser and Merger Sub complete the Merger. Some of these conditions apply to both ECI and the Purchaser, which means that, if the conditions are not satisfied or waived, neither we nor the Purchaser will have an obligation to complete the Merger. Other conditions apply only to the Purchaser, which means that, if such conditions are not satisfied or waived, we will have an obligation to complete the Merger but the Purchaser will not, and other conditions apply only to ECI, which means that, if such conditions are not satisfied or waived, the Purchaser will have an obligation to complete the Merger but we will not.

        Conditions to Each Party’s Obligations. Each party’s obligation to complete the Merger is subject to the satisfaction or waiver of the following conditions:

–	the approval of the Merger by ECI's shareholders;

–	the following governmental approvals shall have been obtained (or the applicable waiting periods shall have expired or terminated):

š	approval of the Investment Center of the Israeli Ministry of Industry, Trade and Labor;

š	approval of the Israeli Ministry of Defense; and

š	antitrust approval from the applicable governmental authorities of Germany, Russia and Serbia;

–	at least fifty (50) days shall have elapsed after the filing of the merger proposals with the Israeli Companies’ Registrar by both of ECI and Merger Sub and at least thirty (30) days shall have elapsed from the approval of the Merger by the shareholders of each of ECI and Merger Sub;

–	ECI and Merger Sub shall have received the Merger Certificate from the Israeli Companies' Registrar; and

–	no injunction, judgment, order, decree, statue, law, ordinance, rule or regulation issued by any governmental authority of competent jurisdiction or other similar legal restraint or prohibition that prohibits, restrains or renders illegal the consummation of the Merger shall be in effect.

        Conditions to the Purchaser’s and Merger Sub’s Obligations. The obligation of the Purchaser and Merger Sub to complete the Merger is subject to the satisfaction or waiver of the following additional conditions:

–	the representations and warranties made by us in the Merger Agreement (i) relating to our authority to complete the Merger must be true and correct in all material respects as of the closing date as if made on and as of such date, (ii) relating to the absence of a Material Adverse Effect must be true and correct as of the closing date as if made on and as of such date and (iii) relating to our outstanding capitalization must be true and correct as of the closing date in all but de minimis respects (which means an untruth with respect to our fully diluted share capital which would result in an increase in the aggregate Merger consideration of US$3.0 million or less in the aggregate) as if made on and as of such date (except to the extent such representation or warranty is expressly made as of a specific earlier date, in which case as of such date);

–	all other representations and warranties made by us in the Merger Agreement with the exception of those listed above must be true and correct as of the closing date (except to the extent that any such representation or warranty is expressly made as of a specific earlier date, in which case as of such date), except for such failures to be true and correct as would not have, individually or in the aggregate, a Material Adverse Effect;

–	we must have performed in all material respects all obligations we are required to perform under the Merger Agreement at or prior to the closing date;

–	between the date of the Merger Agreement and the closing date, there must not have been any Material Adverse Effect on ECI; and

–	we must deliver to the Purchaser at closing a certificate with respect to the satisfaction of the foregoing conditions relating to our representations, warranties and obligations in the Merger Agreement.

        Conditions to ECI’s Obligations. Our obligation to complete the Merger is subject to the satisfaction or waiver of the following further conditions:

–	the representations and warranties made by the Purchaser and Merger Sub in the Merger Agreement relating to ownership of ECI Shares and capitalization must be true and correct as of the closing date as if made on and as of such date (except to the extent that any such representation or warranty is expressly made as of an earlier specific date, in which case as of such date);

–	all other representations and warranties made by the Purchaser and Merger Sub in the Merger Agreement must be true and correct as of the date of the Merger Agreement and as of the closing date (except to the extent that any such representation or warranty is expressly made as of an earlier specific date, in which case as of such date), except for such failures to be true and correct as would not prevent consummation of the Merger or the performance of the Purchaser’s and Merger Sub’s obligations under the Merger Agreement;

–	the Purchaser and Merger Sub must have performed in all material respects all obligations they are required to perform under the Merger Agreement at or prior to the closing date; and

–	the Purchaser’s delivery to us at closing of a certificate with respect to the satisfaction of the foregoing conditions relating to the Purchaser’s and Merger Sub’s representations, warranties and obligations in the Merger Agreement.

        Each party to the Merger Agreement may, at its option and subject to applicable law, waive the satisfaction of any condition to its obligations under the Merger Agreement. If a failure to satisfy one of these conditions to the Merger is not considered by our Board of Directors to be material to our shareholders, the Board of Directors could waive compliance with that condition. Our Board of Directors is not aware of any condition to the Merger that cannot be satisfied but we cannot be certain when, or if, the conditions to the Merger will be met. EVEN IF ECI’S SHAREHOLDERS APPROVE THE MERGER PROPOSAL, THERE CAN BE NO ASSURANCE THAT THE OTHER CONDITIONS WILL BE SATISFIED AND THE MERGER WILL BE CONSUMMATED.

Restrictions on Solicitations of Other Offers

        The Merger Agreement provides that, until 11:59 p.m., New York time, on July 31, 2007 (the “Go-Shop Period”), we are permitted to:

–	solicit, initiate or encourage any inquiry with respect to, or the making, submission or announcement of, any acquisition proposal; and

–	participate in discussions or negotiations regarding, and furnish to any person information with respect to, and take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may lead to, an acquisition proposal;

provided that we may not, and may not allow our representatives to, disclose any material non-public information to such person without entering into a confidentiality and standstill agreement that contains provisions that are no less favorable in the aggregate to us than those contained in the confidentiality agreements entered into with the Investors. Also, we must promptly provide to the Purchaser any material non-public information concerning us or our subsidiaries provided to such other person which was not previously provided to the Purchaser.

        From and after 11:59 p.m., New York time, on July 31, 2007, we have agreed not to:

–	solicit, participate in, initiate, knowingly facilitate or encourage (including by way of furnishing information), or knowingly take any other action designed or reasonably likely to facilitate or encourage, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any acquisition proposal (including by way of making any public announcement of its intention to do any of the foregoing);

–	participate in any discussions or negotiations (including by way of furnishing information) regarding any acquisition proposal; or

–	enter into any agreement with respect to an acquisition proposal.

        In addition, as of 11:59 p.m., New York time, on July 31, 2007, we have agreed to cease any solicitation, encouragement, discussions or negotiations with any parties that may be ongoing with respect to an acquisition proposal, unless the proposal offered by such person meets the requirements in the following paragraph. We may also continue discussions after this time with parties who have made a bona fide acquisition proposal prior to such time (an “Excluded Party”) if our Board of Directors reasonably determines in good faith (such determination to be made on or prior to the termination of the Go-Shop Period), after consultation with its outside legal counsel and independent financial advisor, constitutes or could reasonably be expected to result in a superior proposal, including adequate sources of financing, provided that an “Excluded Party” ceases to be one after the end of the Go-Shop Period if negotiations with respect to the applicable acquisition proposal have been terminated.

        Notwithstanding the aforementioned restrictions, at any time prior to the approval of the Merger Agreement by our shareholders, we are permitted to engage in discussions or negotiations with, or provide any non-public information to, any party to the extent that:

–	we receive an unsolicited written acquisition proposal from such party; and

–	our Board of Directors determines in good faith, after consultation with its outside legal counsel and independent financial advisor, that the acquisition proposal constitutes or could reasonably be expected to result in a superior proposal.

        In such cases, we may not, and may not allow our representatives to, disclose any non-public information to such person without entering into a confidentiality agreement that contains provisions that are no less favorable in the aggregate to us than those contained in the confidentiality agreements entered into with the Investors.

        We must promptly (within 48 hours) notify the Purchaser in the event we receive an acquisition proposal or any inquiry or request for discussions or negotiations regarding any acquisition proposal, and provide a copy or, where no such copy is available, a written description of such proposal, and keep the Purchaser reasonably informed after the occurrence of any material changes or developments of the status of any acquisition proposal. Without limiting the foregoing, we must promptly (within 48 hours) notify the Purchaser orally or in writing if we determine to begin providing information or to engage in negotiations concerning such acquisition proposal. Notwithstanding the foregoing, during the Go-Shop Period, we are obligated to provide notice to the Purchaser within 48 hours of the receipt of any acquisition proposal and the terms thereof, but not the identity of the person making such acquisition proposal. During the Go-Shop Period, we are not required to keep the Purchaser informed as to the status of discussions relating to any such acquisition proposal, provided that (i) we are required to inform the Purchaser of any material changes to the financial terms of such acquisition proposal or of a determination by the Board of Directors that such acquisition proposal constitutes a superior proposal or could reasonably be expected to result in a superior proposal and (ii) no later than two business days after the end of the Go-Shop Period, we are required to notify the Purchaser of the identity of the Excluded Parties and provide a copy of any acquisition proposal made during the Go-Shop Period.

        An “acquisition proposal” means any inquiry, proposal or offer from any person relating to any (A) acquisition of assets of ECI equal to 20% or more of ECI’s consolidated assets or to which 20% or more of ECI’s revenues or earnings on a consolidated basis are attributable, (B) acquisition of 20% or more of the outstanding ECI Shares, (C) tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of the outstanding ECI Shares, (D) Merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving ECI or (E) any combination of the foregoing types of transactions if the sum of the percentage of consolidated assets, consolidated revenues or earnings and ECI Shares involved is 20% or more.

        A “superior proposal” means any bona fide written acquisition proposal on terms which the Board of Directors determines in good faith, after consultation with its outside legal counsel and independent financial advisor, to be more favorable from a financial point of view to the holders of ECI Shares than the Merger, taking into account all the terms and conditions of such proposal (including the likelihood and timing of consummation thereof) and taking into account any changes to the terms of the Merger Agreement proposed by the Purchaser to ECI in writing in response to such proposal or otherwise; provided that for purposes of the definition of “superior proposal,” the references to “20%” in the definition of acquisition proposal shall be deemed to be references to “65%.”

Change of Recommendation/Termination in Connection with a Superior Proposal

        The Merger Agreement requires us to duly call, give notice of, convene and hold a meeting of our shareholders to approve the Merger Agreement. In this regard, our Board of Directors has resolved to recommend that our shareholders approve the Merger Agreement. However, our Board of Directors may, at any time prior to the approval of the Merger Agreement by our shareholders, make a change of recommendation or terminate the Merger Agreement and enter into a definitive agreement with respect to a superior proposal. The Board of Directors may not effect such change of recommendation or termination unless both of the following conditions have been met:

–	we shall have provided prior written notice to the Purchaser at least five business days in advance (or three business days if such written notice is provided on or prior to the end of the Go-Shop Period) (as applicable, the “Notice Period”), of its intention to effect a change of recommendation and/or termination in response to such superior proposal, which notice shall in addition specify the material terms, together with a copy of the relevant proposed acquisition agreement and other material documents; and

–	prior to effecting such change of recommendation and/or termination in response to a superior proposal, we must negotiate with the Purchaser to allow it to match or exceed the terms of such superior proposal.

        In the event that during the Notice Period any material revisions are made to the superior proposal, we must deliver a new written notice to the Purchaser and comply with the requirements above, except that the Notice Period will be reduced to three business days (or two business days, if the first Notice Period initially commences on or prior to the end of the Go-Shop period).

        In addition, we are not entitled to terminate the Merger Agreement to enter into any agreement with respect to a superior proposal unless we simultaneously pay to the Purchaser the applicable termination fee as described in further detail in “The Merger Agreement–Termination Fees and Expenses” beginning on page 73.

Change of Recommendation Due to Fiduciary Duties

        The Board of Directors may make a change of recommendation to the extent that the Board of Directors determines in good faith, for reasons not related to the receipt of an acquisition proposal, after consultation with its outside legal counsel, that the failure of the Board of Directors to effect a change of recommendation would be inconsistent with the directors’ fiduciary duties under applicable law.

Termination of the Merger Agreement

        ECI and the Purchaser may agree to terminate the Merger Agreement without completing the Merger at any time. The Merger Agreement may also be terminated in certain other circumstances, including:

–	by either ECI or the Purchaser if:

š	the Merger is not consummated by November 30, 2007 (the “Walk-Away Date”), provided that terminating party’s breach did not cause the failure to close and provided further that we or the Purchaser may extend the Walk-Away Date until January 31, 2008 in the event that all the closing conditions have been satisfied or waived, except for certain conditions that depend on third parties;

š	our shareholders, at the Meeting or at any adjournment or postponement thereof, fail to approve the Merger Agreement;

š	any legal restraint that prohibits the consummation of the Merger shall be in effect and shall have become final and non-appealable, provided that the terminating party’s failure to perform its obligations under the Merger Agreement is not the primary cause of such restraint; or

š	if the other party shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements in the Merger Agreement that would give rise to the failure of a closing condition and cannot be or has not been cured within 30 calendar days after receipt of written notice of such breach or failure, provided that the terminating party is not in material breach of its obligations under the Merger Agreement;

–	by ECI if:

š	such termination is effected prior to obtaining shareholder approval in order to enter into an agreement with respect to a superior proposal, but only to the extent we concurrently with such termination pay to the Purchaser the termination fee as required under the Merger Agreement; or

š	if the conditions to each party’s obligations and the conditions to the Purchaser’s obligations are satisfied (other than those conditions that by their terms are to be satisfied at the closing) and the Purchaser fails to consummate the Merger within five business days of ECI’s delivery of notice of such satisfaction to the Purchaser; or

–	by the Purchaser (if it is not in material breach of its obligations under the Merger Agreement) if:

š	the Board of Directors of ECI or any committee thereof shall have (i) withdrawn its recommendation that our shareholders approve the Merger or (ii) willfully and materially breached the provisions of the Merger Agreement relating to solicitation of other offers or the ECI shareholders’ meeting; or

š	a tender offer or exchange offer relating to all of the ECI Shares shall have been consummated by a person unaffiliated with the Purchaser, and we shall have failed to recommend rejection of such tender or exchange offer within 10 business days.

Termination Fees and Expenses

        Expenses

        Generally, subject to certain exceptions set forth in the Merger Agreement and the expense reimbursement provisions described below, ECI, on the one hand, and the Purchaser and Merger Sub, on the other hand, will pay their own fees, costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby.

        We have agreed to reimburse the Purchaser’s out-of-pocket fees and expenses incurred in connection with the Merger Agreement, up to a maximum amount depending on the circumstances of termination of the Merger Agreement as described below:

        If:

–	prior to the termination of the Merger Agreement, an acquisition proposal (substituting for such purpose 50% for the 20% threshold set forth in the definition of acquisition proposal) is publicly proposed and not withdrawn at or prior to the time of the Meeting, and the Merger Agreement is terminated by ECI or the Purchaser as a result of reaching the Walk-Away Date;

–	the Purchaser or ECI terminates the Merger Agreement because our shareholders, at the Meeting or any adjournment thereof at which the Merger Agreement was voted on, fail to approve the Merger Agreement; or

–	the Purchaser terminates the Merger Agreement because ECI has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements in the Merger Agreement that would give rise to the failure of a closing condition and such breach or failure cannot be or has not been cured within 30 calendar days after receipt of written notice thereof;

then we are required to pay to the Purchaser or its designees, as promptly as possible (but in no event later than two (2) business days following termination) following the delivery by the Purchaser of an invoice therefor, all reasonable and documented out-of-pocket fees and expenses incurred by the Purchaser and Merger Sub in connection with the transactions contemplated by the Merger Agreement, including the financing (the “Purchaser Expense Reimbursement”), provided that the amount of the Purchaser Expense Reimbursement will not exceed (i) US$9.0 million in the case of the first bullet point above, (ii) US$6.0 million in the case of the second bullet point above and (iii) US$12.5 million in the case of the third bullet point above.

        Termination Fee Payable by ECI

        We have agreed to pay the Purchaser a termination fee as follows:

–	if (i) prior to the termination of the Merger Agreement, an acquisition proposal (substituting for such purpose 50% for the 20% threshold set forth in the definition of acquisition proposal) is publicly proposed and not withdrawn at or prior to the time of the relevant termination (each, a “Qualifying Transaction”), (ii) the Merger Agreement is terminated by ECI or the Purchaser as a result of reaching the Walk-Away Date or the failure of the ECI shareholders to approve the Merger Agreement at the Meeting (or any adjournment or postponement thereof) or by the Purchaser as a result of an uncured material breach of the Merger Agreement by ECI and (iii) concurrently with or within 12 months after such termination, we enter into a definitive agreement with respect to, or consummate any Qualified Transaction, then, concurrently with the consummation of the Qualifying Transaction, we are required to pay to the Purchaser a fee of US$45.0 million in cash (the “Break-Up Fee”), net of any Purchaser Expense Reimbursement previously paid by us;

–	if the Merger Agreement is terminated by ECI on or prior to the tenth business day following the end of the Go-Shop Period (subject to extension in certain limited circumstances) in connection with a superior proposal made by an Excluded Party, we will be required to pay to the Purchaser, concurrently with the consummation of such superior proposal, a fee of US$22.5 million in cash (the “Excluded Party Break-Up Fee”);

–	if the Merger Agreement is terminated by ECI (i) in connection with a superior proposal made by a person other than an Excluded Party or (ii) on or after the eleventh business day following the end of the Go-Shop Period in connection with a superior proposal made by an Excluded Party, we will be required to pay to the Purchaser, concurrently with the consummation of such superior proposal, the Break-Up Fee; and

–	if the Merger Agreement is terminated by the Purchaser in connection with a change of recommendation by the Board of Directors (unless ECI terminated for a superior proposal in connection with such change of recommendation) or a willful material breach of the Merger Agreement relating to solicitation of other offers or the ECI shareholders’ meeting or because ECI failed to recommend against a competing tender offer or exchange offer, we will be required to pay to the Purchaser, within two days of such termination, the Break-Up Fee.

        Liquidated Damages Payable by the Purchaser

        The Purchaser has agreed to pay us liquidated damages of US$45.0 million in cash if we exercise our right to terminate the Merger Agreement in the event that the conditions to each party’s obligations and the conditions to the Purchaser’s obligations are satisfied (other than those conditions that by their terms are to be satisfied at the closing) and the Purchaser fails to consummate the Merger within five business days of ECI’s delivery of notice of such satisfaction to the Purchaser.

        Exclusive Remedy; Liability Cap

        The fixed fees and liquidated damages set forth above are, if paid, the sole and exclusive remedy for the recipient of such fee. Damages for intentional breach of the Merger Agreement by either party are capped at US$45.0 million.

Indemnification and Insurance

        We and the Purchaser have agreed that the Purchaser will cause the Surviving Corporation to fulfill and honor all of the obligations of ECI pursuant to existing indemnification agreements in favor of the current or former directors and officers of ECI and any of its subsidiaries with respect to claims arising from facts or events that existed prior to the closing. Without limiting the generality of the foregoing, the Purchaser has agreed that for a period of seven years following the Merger, it will cause the articles of association, certificate of incorporation and bylaws of the Surviving Corporation and its subsidiaries to contain provisions with respect to exculpation and limitation of liability, insurance and indemnification that are at least as favorable as the provisions contained in such instruments as of the date of the Merger Agreement, and not to amend such provisions in a manner that would adversely affect the rights of the indemnitees described above.

        For seven years following the Merger, the Surviving Company will maintain officers’ and directors’ liability insurance covering those persons covered by ECI’s officers’ and directors’ liability insurance policy prior to the Merger with coverage at least as favorable as that provided by our current policy (provided that if the aggregate annual premiums for such insurance shall exceed 300% of the current aggregate annual premium, then Purchaser shall provide or cause to be provided a policy for the applicable individuals with the best coverage as shall then be available at an annual premium of 300% of the current aggregate annual premium).

        We may, at our request, require the Purchaser to satisfy the foregoing insurance obligations by purchasing a seven-year tail policy to the policy of directors’ and officers’ liability insurance maintained by ECI. This tail policy is required to remain active for a seven-year period after the Merger and to contain terms that are no less favorable than the coverage provided by the policy in place on the date of the Merger Agreement.

Employee Benefits

        For a period of one year following the effective time of the Merger, the Surviving Corporation will (i) provide employees of ECI or any of its subsidiaries compensation and benefits (other than equity based compensation plans) that are, in the aggregate (to any such employee), no less favorable than the compensation and benefits being provided to such employees immediately prior to the effective time of the Merger under ECI’s benefit plans (excluding any stay bonuses, change of control or severance payments made in connection with or as a result of the transactions contemplated by the Merger Agreement) and (ii) honor, fulfill and discharge, ECI’s and its subsidiaries’ obligations under any benefit plan and all existing collective agreements and arrangements.

        The Purchaser has agreed to cause the Surviving Corporation to recognize the service of such employees with ECI prior to the consummation of the Merger for purposes of eligibility and accrual of vacation and other paid time off and severance benefits with respect to any benefit plan providing benefits to ECI employees following the Merger (“New Plans”). In addition, (i) with respect to any New Plans, each such employee will be immediately eligible to participate, without waiting time, to the extent coverage under the new benefit plan is intended to replace coverage under a comparable benefit plan of ECI and (ii) for each New Plan that provides medical, dental, pharmaceutical and/or vision benefits, the Purchaser has agreed to cause the Surviving Corporation to waive all, limitations as to pre-existing conditions and actively-at-work requirements, and to give effect, in satisfying any deductible, coinsurance and maximum out-of-pocket requirements, to expenses incurred by employees and their dependents under similar plans maintained by us and our subsidiaries immediately prior to the effective time of the Merger.

Amendment, Extension and Waiver

        The parties may amend the Merger Agreement at any time by a written instrument duly executed on behalf of each party to the Merger Agreement, except that after our shareholders have approved the Merger Agreement, there may be no amendment that by law or in accordance with the rules of any stock exchange requires further approval by our shareholders without such approval having been obtained.

        At any time before the consummation of the Merger, each of the parties to the Merger Agreement may, by written instrument:

–	extend the time for the performance of any of the obligations or other acts of the other parties;

–	waive any inaccuracies in the representations and warranties of the other parties contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement; or

–	waive compliance with any of the agreements or conditions contained in the Merger Agreement.

        The failure of either party to the Merger Agreement to assert any of its rights under the Merger Agreement will not constitute a waiver of such rights.

Voting Agreements

        Certain of our shareholders, including M.A.G.M. Chemistry Holdings Ltd. (a subsidiary of Koor Industries Ltd.), Clal Electronics Industries Ltd. and Shlomo Dovrat and affiliated entities, including Carmel Funds, who together beneficially own approximately 53.4 million outstanding ECI Shares (representing approximately 44% of the outstanding ECI Shares on the record date), have entered into Voting Undertaking Agreements with the Purchaser (the “Voting Agreements”). In addition, the Voting Agreements also cover an additional 413,995 ECI Shares issuable upon the exercise of options to acquire ECI Shares held by the shareholders entering into Voting Agreements as of July 1, 2007. For more information regarding our major shareholders, please see “Beneficial Ownership of ECI Shares” beginning on page 81.

        Under the Voting Agreements, the shareholders have agreed to vote all ECI Shares owned or subsequently acquired by them (i) in favor of the Merger Proposal, provided that the Board of Directors of ECI has not effected a change of recommendation with respect to the Merger Proposal, and (ii) against (1) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving ECI or any of its material subsidiaries, (2) any sale, lease or transfer of a material amount of the assets of ECI or any of its material subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of ECI or any of its material subsidiaries (3) any change in the persons who constitute the Board of Directors of ECI that is not approved in advance by at least a majority of the persons who were directors of ECI as of the date of this Agreement (or their successors who were so approved) and (4) any other action or proposal involving ECI or any of its material subsidiaries that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone, or adversely affect the transactions contemplated by the Merger Agreement.

        The Voting Agreements also provide, among other things, that such shareholder will not (except as provided in the Voting Agreement or the Merger Agreement):

–	sell, sell short, transfer (including gift), pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of, any ECI Shares or options to purchase ECI Shares or any interest contained therein, except pursuant to existing obligations under options granted to third parties, which have previously been disclosed to the Purchaser;

–	grant any proxies or power of attorney or enter into a voting agreement or other arrangement with respect to any ECI Shares or options to purchase ECI Shares;

–	deposit any ECI Shares or options to purchase ECI Shares into a voting trust; and

–	enter into any contract or other agreement with any person that violates or conflicts with or could reasonably be expected to violate or conflict with the provisions and agreements contained in the Voting Agreement, the proxy entered into in connection with the Voting Agreement (see below) or the Merger Agreement.

        In support of its agreements in the Voting Agreement, each shareholder entering into a Voting Agreement has also delivered to the Purchaser an irrevocable proxy in respect of the ECI Shares held of record by such shareholder. The Voting Agreements and the irrevocable proxies granted thereunder terminate as of the earlier to occur of (1) such date and time as the Merger Agreement shall have been terminated pursuant its terms, (2) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement and (3) such date and time as the parties to the Voting Agreement agree to terminate such agreement.

        A form of the Voting Agreements and irrevocable proxy entered into by such shareholders is attached to this Proxy Statement as Appendix C. We urge you to read it carefully in its entirety.

MARKET PRICE INFORMATION

        ECI Shares are listed for trading on the Nasdaq Global Select Market under the symbol “ECIL.” The following tables set forth the high and low market prices for ECI Shares on the Nasdaq Global Market for the periods indicated:

Price per Share
Calendar Year	High	Low

2002	US$ 6.38	US$ 1.25
2003	US$ 7.00	US$ 1.55
2004*	US$ 9.00	US$ 4.41
2005	US$ 9.45	US$ 6.68
2006**	US$ 12.00	US$ 6.05

* On May 10, 2004, the Company distributed to its shareholders 7.6 million ordinary shares of ECtel Ltd. On April 30, 2004, the last trading date immediately prior to the ex-dividend date for such distribution, the closing market price of ECI Shares was US$5.60 per share. As a result of the distribution, the opening market price on the business day immediately following was adjusted to US$5.3589 per share, a reduction of US$0.2411 per share, or 4.305%.

** On July 11, 2006, the Company distributed to its shareholders the remaining approximate 2.9 million ordinary shares of ECtel held by it. On June 26, 2004, the last trading date immediately prior to the ex-dividend date for such distribution, the closing market price of ECI Shares was US$8.09 per share. As a result the distribution, the opening market price on the business day immediately following was adjusted to US$7.989 per share, a reduction of US$0.101 per share, or 1.264%.

Price per Share
Calendar Quarter	High	Low

2005
First Quarter	US$ 8.19	US$ 6.99
Second Quarter	US$ 9.45	US$ 6.68
Third Quarter	US$ 8.75	US$ 7.50
Fourth Quarter	US$ 8.79	US$ 7.35
2006
First Quarter	US$ 11.59	US$ 7.22
Second Quarter	US$ 12.00	US$ 7.57
Third Quarter*	US$ 8.40	US$ 6.05
Fourth Quarter	US$ 9.49	US$ 7.01
2007
First Quarter	US$ 9.20	US$ 7.50
Second Quarter	US$ 9.40	US$ 7.68

* See the note to the previous table regarding the distribution of shares of ECtel on July 11, 2006.

Price per Share
Calendar Month	High	Low

2007
January	US$ 9.20	US$ 8.08
February	US$ 9.00	US$ 7.72
March	US$ 8.54	US$ 7.50
April	US$ 8.58	US$ 8.10
May	US$ 8.59	US$ 7.68
June	US$ 9.40	US$ 7.95

        The closing sale price of the ECI Shares on the Nasdaq Global Select Market on June 15, 2007, the last trading day prior to ECI’s press release in response to rumors regarding a potential acquisition of ECI, was US$8.92 per share.

        On July 25, 2007, the most recent practicable date before this Proxy Statement was printed, the closing price for the ECI Shares on the Nasdaq Global Select Market was US$9.58 per share.

        SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE ECI SHARES.

BENEFICIAL OWNERSHIP OF ECI SHARES

        We have authorized and outstanding one class of equity securities, designated Ordinary Shares, with a nominal (par) value of NIS 0.12 per share. The following table sets forth, as of July 23, 2007, unless otherwise stated, the number of shares owned by (i) each person or entity known to us to be the beneficial owner of more than 5% of our shares (our “major shareholders”), (ii) Mr. Shlomo Dovrat, chairman of our Board of Directors, and entities affiliated with him, and (iii) our other directors or members of our senior management as a group. Although several of our directors are officers or directors of our major shareholders, such individuals disclaim beneficial ownership of the shares held by such major shareholders.

Name and Address	Number of Shares Owned(1)		Approximate Percent of Shares Outstanding(2)

IDB Holding Corporation Ltd. and its subsidiaries (together the "IDB Group")(3),
holding as follows:	48,511,065		40.3%

M.A.G.M. Chemistry Holdings Ltd., or "MAGM", (a wholly owned subsidiary of
Koor Industries Ltd.)(4)(5)
3 Azrieli Center, Triangular Tower, 43 rd Floor
67023 Tel Aviv, Israel	33,049,433		27.5%

Clal Electronics Industries Ltd., or "CEI", (a wholly owned subsidiary of
Clal Industries & Investments Ltd.)(5)
3 Azrieli Center, Triangular Tower, 45th Floor
67023 Tel Aviv, Israel	15,218,194		12.7%

Other Entities within the IDB Group(6)	201,758		0.2%

NWQ Investments Management Company LLC(7)
2049 Century Park East, 16th Floor
Los Angeles, CA 90067, USA	12,913,996		10.7%

Manning & Napier Advisors, Inc.(8)
290 Woodcliff Drive
Fairport, New York 14450, USA	6,861,405		5.7%

Directors and Members of our Senior Management

Shlomo Dovrat and affiliated entities, including Carmel Funds (as defined below) and
D Partners (as defined below),
(together referred to as the "Dovrat Entities")(9)
Delta House, 16 Abba Eban Avenue
46725 Herzlia, Israel	5,140,133	(9)	4.3	%(9)

All other directors and members of our senior management as a group
(consisting of 23 persons)	3,290,559	(10)	2.7	%(10)

(1)	The information regarding the ECI shares beneficially owned by Major Shareholders is based on Schedules 13D or 13G filed by such shareholders and related individuals and entities with the U.S. Securities and Exchange Commission and on information provided by such shareholders.

(2)	Percentages in this table are based on the 120,324,389 ECI shares (including unvested restricted shares but excluding 15,947 treasury shares) outstanding as at July 23, 2007 plus such number of newly issued ECI shares, if any, as such shareholder or group had the right to receive upon the exercise of stock options which are exercisable within 60 days of such date.

(3)	The principal parent companies of the IDB Group are IDB Holding Corporation Ltd., or “IDB Holding”, and its majority-owned subsidiary, IDB Development Corporation Ltd., or “IDB Development”. Badal Securities Ltd., or “Badal”, is a wholly owned subsidiary of IDB Holding. Discount Investment Corporation Ltd., or “DIC”, Clal Industries and Investments Ltd., or “Clal”, Clal Insurance Enterprises Holdings Ltd., or “Clal Insurance”, are all majority-owned subsidiaries of IDB Development. The shares of IDB Holding, IDB Development, DIC, Clal and Clal Insurance are publicly traded on The Tel Aviv Stock Exchange. IDB Development and DIC together beneficially own a majority of the shares of Koor Industries Ltd., or “Koor”. All companies in the IDB Group referred to herein are Israeli corporations.

Based upon reports received by ECI, as of July 23, 2007, IDB Holding is controlled as follows:

—	Ganden Holdings Ltd., or “Ganden”, which is a private Israeli company controlled by Nochi Dankner (who also is the chairman of IDB Holding, IDB Development, Clal and DIC and a director of Clal Insurance and Koor) and his sister Shelly Bergman, holds, directly and through a wholly-owned subsidiary, approximately 49.33% of the outstanding shares of IDB Holding. Avraham Fischer, a director of ECI (and who also serves as executive vice president of IDB Holding, deputy chairman of IDB Development, co-chief executive officer and a director of Clal and a director of DIC and Koor), holds himself or through companies controlled by him or his wife, directly or indirectly, approximately 9.02% of the shares of Ganden;

—	Shelly Bergman, through a wholly-owned company, holds approximately 7.23% of the outstanding shares of IDB Holding;

—	Avraham Livnat Ltd., or “Livnat”, which is a private company controlled by Avraham Livnat (one of whose sons, Zvi Livnat, is a director and executive vice president of IDB Holding, deputy chairman of IDB Development, co-chief executive officer of Clal, and a director of DIC and Koor, and another son, Shay Livnat, is a director of IDB Development, Clal and Clal Insurance) holds, directly and through a wholly-owned subsidiary, approximately 11.51% of the outstanding shares of IDB Holding; and

—	Manor Holdings BA Ltd., or “Manor”, a private company controlled by Ruth Manor (whose husband, Isaac Manor, is deputy chairman of IDB Holding and a director of IDB Development, Clal, DIC, Koor and Clal Insurance, and whose son, Dori Manor, is a director of IDB Holding, IDB Development, Clal and DIC) holds, directly and through a majority-owned subsidiary, approximately 11.5% of the outstanding shares of IDB Holding.

Subsidiaries of Ganden, Livnat and Manor have entered into a shareholders agreement with respect to shares of IDB Holding constituting 31.02%, 10.34% and 10.34%, respectively, of the outstanding shares of IDB Holding for the purpose of maintaining and exercising control of IDB Holding as a group. Their additional holdings in IDB Holding are not subject to the shareholders agreement. The term of the shareholders agreement expires in May 2023.

Most of the foregoing shares in IDB Holding have been pledged to financial institutions as collateral for loans taken to finance the purchase of the shares. Upon certain events of default, these financial institutions may foreclose on the loans and assume ownership of or sell the shares.

Based on the foregoing, IDB Holding (by reason of its control of Badal and IDB Development and by reason of IDB Development’s control of Clal, CEI, DIC, Clal Insurance, Koor and MAGM), Ganden, Livnat and Manor (by reason of their control of IDB Holding), Mr. Nochi Dankner, Ms. Shelly Bergman, Mr. Avraham Livnat and Ms. Ruth Manor (by reason of their control of Ganden, Livnat and Manor, respectively) may be deemed to share with IDB Development, Badal, Clal, CEI, Clal Insurance, DIC, Koor, and MAGM, the power to vote and dispose of the ECI shares held by these entities.

(4)	Koor’s ordinary shares are publicly traded on The Tel Aviv Stock Exchange. IDB Development and DIC together beneficially own approximately 55% of the ordinary shares of Koor. IDB Development and DIC, by virtue of their ownership interest in Koor, may be deemed to be beneficial owners of the ECI shares held by MAGM. In addition to the ECI shares held by MAGM, Mr. Kolber, chairman of the board of directors of Koor and a director of ECI, has a beneficial interest in 1,142,198 ECI shares. Mr. Kolber, by virtue of his position at Koor, may be deemed to be a beneficial owner of the ECI shares held by MAGM. Mr. Kolber disclaims beneficial ownership of these shares.

(5)	Pursuant to an agreement between Koor and CEI entered into on April 8, 1998 (the “Koor-Clal Agreement”), the parties agreed, among other things, to vote their respective ECI shares to the effect that (i) the majority of the members of ECI’s Board of Directors will be designated by Koor, as long as Koor’s equity interest in ECI is not less than 15% and (ii) 20% of the members of ECI’s Board of Directors will be designated by CEI, as long as CEI owns no less than a 5% equity interest in ECI. However, the present composition of our Board of Directors does not reflect these provisions of the Koor-Clal Agreement.

The Koor-Clal Agreement also provides that CEI may acquire additional ECI shares, provided that such acquisition would not cause CEI’s equity interest in ECI to exceed 15%, unless CEI receives an approval from the Israeli Comptroller of Restrictive Trade Practices. Koor and CEI also agreed under the Koor-Clal Agreement that as long as their voting arrangements, as described above, are in force, they shall use their best efforts to ensure that in the event that ECI decides to issue ordinary shares or any securities convertible into ordinary shares to Koor or CEI or to any shareholder of ECI affiliated with Koor or CEI, the other party shall be entitled to purchase ordinary shares or other convertible securities under such issuance in accordance with its proportional respective holdings in ECI.

(6)	Based upon reports received by us, as of July 23, 2007, the following entities within the IDB Group also beneficially own ECI shares, as follows: IDB Development (100,000 shares), Badal (100,000 shares), and Clal Insurance (1,758 shares held for its own account). In addition, as of such date, 496,393 ECI shares were held for members of the public through, among others, provident funds, mutual funds, pension funds, exchange traded funds and insurance policies, which are managed by subsidiaries of Clal Insurance and 26,750 ECI shares were held by unaffiliated third-party client accounts managed by subsidiaries of Clal Insurance. IDB Development and Clal Insurance disclaim beneficial ownership of these additional ECI shares.

(7)	Based upon a Schedule 13G filing made with the Securities & Exchange Commission on June 8, 2007. NWQ Investments Management Company LLC. (“NWQ”), an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, claims sole voting power in respect of 12,689,796 of the said ECI shares and sole distribution power of all 12,913,996 of the said ECI shares. The said ECI shares are beneficially owned by clients of NWQ, which may include investment companies registered under the Investment Company Act and/or employee benefit, pensions, charitable funds or other institutional and high plans net worth clients.

(8)	Based upon a Schedule 13G filing made with the Securities & Exchange Commission on February 12, 2007. Manning & Napier Advisors, Inc., an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, claims sole voting power in respect of 5,968,920 of the said ECI shares and sole distribution power of 892,485 of the said ECI shares.

(9)	The following are the names and direct holdings of the individuals and entities that comprise the Dovrat Entities: Shlomo Dovrat, chairman of our Board of Directors (112,000 shares); Aharon Dovrat, the father of Shlomo Dovrat (106,850 shares); Carmel Software Fund (Israel) L.P. (1,110,046 shares); Carmel Software Fund (Cayman) L.P. (1,370,639 shares); Carmel Software Fund (Delaware) L.P. (598,701 shares); Carmel Software Fund Gbr (98,565 shares); Carmel V.C. Ltd. (214,755 shares, of which 197,130 shares were issued to it as acting for Siemens Venture Capital GmbH and 17,625 shares as designee for Mr. S. Dovrat) (the previous five entities being referred to as the “Carmel Funds”); D Partners (Israel) Limited Partnership (390,071 shares); and D Partners (BVI) L.P. (724,511 shares) (the previous two entities being referred to as the “D Partners”).

The stated aggregate holdings of the Dovrat Entities also includes 413,995 stock options exercisable into ECI Shares within sixty days, comprising (i) 313,995 stock options issued to Carmel V.C. Ltd. pursuant to the provisions of an agreement dated December 17, 2002, entered into between us and Carmel V.C. Ltd. relating to the services of Shlomo Dovrat; and (ii) a further 100,000 stock options granted to Carmel V.C. Ltd. on September 20, 2006 in connection with services rendered by Mr. Dovrat. Percentage ownership is calculated in relation to the above number of ECI Shares issued and outstanding plus the said 413,995 stock options exercisable within sixty days.

In addition to the stated aggregate holdings of the Dovrat Entities, based upon reports received by us, two associates of the Dovrat Entities beneficially own ECI Shares, as follows: Harel Beit-On (112,000 shares) and Avi Zeevi (24,947 shares).

Shlomo Dovrat, Harel Beit-On and Avi Zeevi are directors in, or shareholders of, various entities that are the general partners and investment managers or shareholders of the various Carmel Funds. Shlomo Dovrat and Aharon Dovrat, are directors and/or shareholders of various entities within, or affiliated with entities within, the Dovrat Entities, or which provide the Dovrat Entities or affiliates with investment advisory and related services. Shlomo Dovrat and Aharon Dovrat hold indirect interests in, and/or are directors of, the general partners of, D Partners. Due to the relationship between the parties that comprise the Dovrat Entities, such parties may be deemed to beneficially own shares that are held by certain of the other parties within the Dovrat Entities. Each such party disclaims beneficial ownership of the shares held by any other party within the Dovrat Entities.

(10)	Includes 1,330,987 stock options exercisable into ECI shares within sixty days and 658,257 unvested restricted shares. Excludes shares and rights to acquire shares held by Shlomo Dovrat and other entities in the Dovrat Entities (see footnote (9) above).

INDEPENDENT PUBLIC ACCOUNTANTS

        Somekh Chaikin (a member of KPMG International) serves as our independent certified public accountant and served in that role during the fiscal year ended December 31, 2006. Representatives of Somekh Chaikin (a member of KPMG International) are expected to be present at the Meeting, where they will be available to respond to appropriate questions and have the opportunity to make a statement if they so desire.

WHERE YOU CAN FIND MORE INFORMATION

        We file reports and other information with the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act. You may read and copy this information at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. For further information concerning the SEC’s public reference room, you may call the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public from commercial document retrieval services and at the internet world wide web site maintained by the SEC at www.sec.gov.

        The SEC reports set forth below, as well as reports we file with or submit to the SEC after the date of this Proxy Statement, contain important information about ECI and its financial condition, and are hereby incorporated by reference into this Proxy Statement:

–	Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed on April 10, 2007; and

–	Reports of Foreign Issuer on Form 6-K submitted on April 26, 2007, May 3, 2007 and May 26, 2007.

        Our Annual Report on Form 20-F for the fiscal year ended December 31, 2006 contains a detailed description of our business, and certain risk factors in connection with the purchase or retention of ECI Shares.

        YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT. WE HAVE NOT AUTHORIZED ANYONE TO GIVE ANY INFORMATION DIFFERENT FROM THE INFORMATION CONTAINED IN THIS PROXY STATEMENT. THIS PROXY STATEMENT IS DATED JULY 26, 2007. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT IS ACCURATE AS OF ANY LATER DATE, AND THE MAILING OF THIS PROXY STATEMENT TO SHAREHOLDERS SHALL NOT CREATE ANY IMPLICATION TO THE CONTRARY.

OTHER MATTERS

        Management knows of no other business to be transacted at the Meeting; but, if any other matters are properly presented to the meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By order of the Board of Directors, SHLOMO DOVRAT Chairman of the Board of Directors RAFI MAOR President and Chief Executive Officer

Petah Tikva, Israel
July 26, 2007